Filed Pursuant to 424b(2)
Registration No. 333-137697

PROSPECTUS SUPPLEMENT (To Prospectus dated September 29, 2006)

4,000,000 Common Units
Representing Limited Partner Interests

Teekay LNG Partners L.P.

$17.60 per common unit

We are selling 4,000,000 of our common units, representing limited partner interests. We have granted the underwriters an option to purchase up to 600,000 additional common units to cover over-allotments, if any.

Our common units are listed on the New York Stock Exchange under the symbol “TGP.” The last reported sale price of our common units on the New York Stock Exchange on March 24, 2009 was $18.24 per common unit.

Investing in our common units involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 7 of the accompanying prospectus before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common
	Unit	Total

Public offering price	$17.60	$70,400,000
Underwriting discount	$0.73	$2,920,000
Proceeds to us (before expenses) from this offering to the public	$16.87	$67,480,000

The underwriters expect to deliver the common units on or about March 30, 2009.

Citi	Morgan Stanley	UBS Investment Bank

Deutsche Bank Securities	Raymond James

The date of this prospectus supplement is March 25, 2009.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the Securities and Exchange Commission, or SEC, that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are offering to sell the common units, and are seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the common units and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

S-i

TABLE OF CONTENTS

Prospectus Supplement
Where You Can Find More Information	S-1
Incorporation of Documents by Reference	S-1
Forward Looking Statements	S-2
Summary	S-3
Risk Factors	S-9
Use of Proceeds	S-13
Capitalization	S-14
Price Range of Common Units and Distributions	S-15
Material Tax Considerations	S-16
Underwriting	S-24
Service of Process and Enforcement of Civil Liabilities	S-26
Legal Matters	S-26
Experts	S-26
Expenses	S-27

Prospectus
About This Prospectus	1
Teekay LNG Partners L.P.	2
Teekay LNG Finance Corp.	2
Subsidiary Guarantors	2
Where You Can Find More Information	3
Forward-Looking Statements	5
Risk Factors	7
Use of Proceeds	30
Ratio of Earnings To Fixed Charges	30
Price Range of Common Units and Distributions	31
Description of The Common Units	32
Cash Distributions	37
Description of Debt Securities	47
Material U.S. Federal Income Tax Considerations	58
Non-United States Tax Consequences	75
Plan Of Distribution	77
Service of Process and Enforcement of Civil Liabilities	79
Legal	79
Experts	79
Expenses	80

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Securities Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007 filed on December 2, 2008;

•	our Current Report on Form 6-K/A for the quarter ended March 31, 2008 filed on December 2, 2008, our Current Report on Form 6-K for the quarter ended June 30, 2008 filed on December 2, 2008, our Current Report on Form 6-K for the quarter ended September 30, 2008 filed on March 20, 2009 and our Current Report on Form 6-K filed on March 24, 2009 that we identified as being incorporated by reference into the registration statement of which this prospectus is a part;

•	all of our subsequent Reports on Form 6-K filed prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our common units contained in our Registration Statement on Form 8-A/A filed on September 29, 2006, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our internet website at www.teekaylng.com, or by writing or calling us at the following address:

Teekay LNG Partners L.P.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
Attn: Corporate Secretary
(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. Forward-looking statements include statements with respect to, among other things, those set forth in the section titled “Material Tax Considerations” in this prospectus supplement, including with respect to the ratio of taxable income to distributions.

These and other forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in the prospectus and those risks discussed in other reports we file with the SEC and that are incorporated in this prospectus by reference, including our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007 and our Report on Form 6-K for the quarter ended September 30, 2008. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk Factors” and otherwise incorporated into this prospectus. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herein and does not contain all the information you will need in making your investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their over-allotment option.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean specifically Teekay LNG Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Overview

We are an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG and LPG operations. Our fleet, excluding newbuildings, currently consists of thirteen LNG carriers (including four carriers delivered between May 2008 and July 2008), eight Suezmax class crude oil tankers and one LPG carrier, all of which are double-hulled. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue growth opportunities in the LNG and LPG shipping sectors and may consider other opportunities to which our competitive strengths are well suited. As of December 31, 2008, Teekay Corporation, which beneficially owns and controls our general partner, beneficially owned a 57.7% interest in us, including a 2% general partner interest.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating company, Teekay LNG Operating L.L.C., a Marshall Islands limited liability company. Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

We are incorporated under the laws of the Republic of the Marshall Islands as Teekay LNG Partners L.P. and maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our website address is www.teekaylng.com. The information contained on our website is not part of this prospectus supplement.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Acquire new LNG and LPG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for the LNG and LPG projects. Our LNG and LPG carriers were built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

•	eliminates the risk of incremental or duplicative expenditures to alter our LNG and LPG carriers to meet customer specifications;

•	facilitates the financing of new LNG and LPG carriers based on their anticipated future revenues; and

•	ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.

•	Expand our LNG and LPG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sector by selectively targeting:

•	long-term, fixed-rate time charters wherever there is significant growth in LNG and LPG trade;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions; and

•	strategic vessel and business acquisitions.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

•	Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters are 7 to 17 years. We believe the fixed-rate time charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our Suezmax fleet while managing residual risk.

Projects Commenced in 2008

Kenai LNG Carrier Project

In April 2008, we acquired two 1993-built LNG carriers from Teekay Corporation for a total cost of $230.0 million and immediately chartered the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). These specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. Teekay Corporation acquired these vessels in December 2007 from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million and chartered the vessels back to the sellers.

When the Marathon Oil Corporation/ConocoPhillips joint venture ceases to charter the Kenai LNG carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating units. If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us any re-charter opportunity for the carriers, but we will share in the profits of any future charter or floating unit project in excess of a specified rate of return for the project. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG carriers to a third party.

One of the Kenai vessels, the Arctic Spirit, will come off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and our subsidiary Arctic Spirit LLC and Teekay Corporation have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FPSO). The agreement provides for a purchase price of $105 million if Teekay Corporation exercises its option to participate in the project, or $110 million if Teekay Corporation chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. Because we charter the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay us the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel, we expect MLCI to convert the vessel to an FPSO (although it is not required to do so) and charter it under a long-term charter contract to a third party. We and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, we will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue.

Teekay Corporation will continue to charter the other Kenai vessel, the Polar Spirit, to the Marathon Oil Corporation/ConocoPhillips joint venture until April 2010 and the joint venture has options to renew the charter for up to six more years. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO proceeds, we and Teekay Corporation will negotiate a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.

RasGas 3 LNG Carrier Project

In May 2008, Teekay Corporation sold to us its 100% interest in Teekay Nakilat (III) Holdings Corporation, which owns a 40% interest in Teekay Nakilat (III) Corporation (RasGas 3 Joint Venture) for a price of $110.2 million. The RasGas 3 Joint Venture owns four newbuilding LNG carriers, which were delivered between May 2008 and July 2008, and related 25-year, fixed-rate time charters (with options to extend up to an additional ten years) to service expansion of an LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by Qatar Gas Transport Company Ltd. (Nakilat). We currently have operational responsibility for the vessels in this project, although our partner may assume operational responsibility beginning ten years following delivery of the vessels.

Projects with Future Deliveries

Skaugen LPG Project

In December 2006, we agreed to acquire upon delivery three LPG carriers from I.M. Skaugen ASA, each of which has a purchase price of approximately $33.7 million. The purchase price may be adjusted if the deliveries are delayed. The vessels are currently under construction. The first vessel is expected to be delivered in the first half of 2009 and the remaining two vessels are expected to be delivered by mid-2010.

Upon delivery, the vessels will be chartered at fixed rates for 15 years to I.M. Skaugen ASA, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil.

Skaugen Multigas Project

In May 2008, we agreed to acquire two advanced 12,000 cubic meter newbuilding multigas ships capable of carrying LNG, LPG or ethylene for an anticipated total cost of approximately $94 million. Teekay Corporation has agreed to purchase these vessels from subsidiaries of I.M. Skaugen ASA and we will acquire the vessels upon delivery. The vessels are expected to be delivered in the second half of 2010 at which time they will immediately commence service on 15-year, fixed-rate time charters to Skaugen.

Tangguh LNG Project

In November 2006, we agreed to acquire from Teekay Corporation its 70% interest in a joint venture owning two 155,000 cubic meter LNG carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The remaining 30% interest in the joint venture relating to this project (Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc.

The first of the two LNG carriers was delivered to the Tangguh Joint Venture in November 2008 and the related charter commenced in December 2008. The second carrier was delivered in late March 2009, with the related charter to commence in May 2009. We expect to purchase Teekay Corporation’s 70% interest in the Tangguh Joint Venture in May 2009 for approximately $85 million plus the assumption of approximately $350 million in debt. However, we are seeking to structure the project in a tax efficient manner and have requested a ruling from the U.S. Internal Revenue Service related to the type of structure we would use for this project. We do not intend to complete the purchase until we obtain a favorable ruling, which we anticipate receiving in the coming months. However, if we do not receive a favorable ruling, we would (1) seek to restructure the project, which may provide us less benefit than we originally anticipated or (2) require certain tax elections to be made by unitholders to avoid adverse tax consequences. If any of these alternatives are not satisfactory to us, we may not acquire Teekay Corporation’s interest in the Tangguh Joint Venture. In that case, we would not receive the cash flow we currently expect to receive from this project, nor will we be required to assume additional debt related to this project.

Angola Project

In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest, agreed to charter four newbuilding 160,400 cubic meter LNG carriers for a period of 20 years to the Angola LNG project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the newbuilding LNG carriers. Deliveries of the vessels are scheduled between August 2011 and January 2012.

Recent Operating Results

2008 Fourth Quarter and Year End Results

Our internal accounting records for the quarter ended December 31, 2008 include voyage revenues of $89.6 million and income from vessel operations of $41.4 million compared to voyage revenues of $69.0 million and income from vessel operations of $32.0 million for the same period in the prior year. The increase in our voyage revenues primarily relates to the acquisition of the Kenai LNG carriers, an increase in the profit share component of the time charter revenues for the Teide Spirit and an increase relating to the change in fair value of a derivative agreement between Teekay Corporation and us for the Toledo Spirit time charter contract. This increase was partially offset by an increase in off-hire days resulting from regularly scheduled drydockings and a decrease in revenue for certain of our Spanish-flagged vessels due to changes in foreign exchange rates. Changes in our revenues as a result of foreign currency fluctuations are generally offset by changes in our foreign currency-denominated expenses. The increase in income from vessel operations primarily relates to the above factors affecting voyage revenues. For the fourth quarter of 2008, we expect an increase in our unrealized non-cash loss relating to the change in fair value of our interest rate swap derivatives as compared to the same period in the prior year.

Our internal accounting records for the year ended December 31, 2008 include voyage revenues of $303.8 million and income from vessel operations of $126.0 million, compared to voyage revenues of $270.0 million and income from vessel operations of $130.7 million for the year ended December 31, 2007. The increase in our voyage revenues primarily relates to the Kenai and RasGas II LNG carriers operating for all of 2008, an increase in the profit share component of the time charter revenues for the Teide Spirit and an increase in revenue for certain of our Spanish-flagged vessels due to changes in foreign exchange rates. This increase was partially offset by a decrease relating to the fair value of a derivative agreement between Teekay Corporation and us for the Toledo Spirit time charter contract and an increase in off-hire days resulting from regularly scheduled drydockings. The decrease in income from vessel operations primarily relates to an increase in vessel operating expenses and an increase in management fees, partially offset by the increase in voyage revenues described above. For the year ended December 31, 2008, we expect an increase in our unrealized non-cash loss relating to the change in fair value of our interest rate swap derivatives as compared to the prior year.

As of December 31, 2008, our cash, cash equivalents and available borrowing capacity under our revolving credit facility totaled $491.8 million.

The financial information provided above includes historical results of vessels acquired by us from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation. The Kenai LNG carriers, which were acquired by us from Teekay Corporation on April 1, 2008, were acquired by Teekay Corporation from a third party in mid-December 2007 and were reflected in our results from December 2007.

Our independent registered public accounting firm has not completed its audit of our consolidated financial statements for the year ended December 31, 2008 or performed a review of our financial information for the quarter ended December 31, 2008. Furthermore, we have not yet assessed whether the decline in market conditions caused any of our assets to be impaired for the fourth quarter. Any such impairment would result in an immediate charge to earnings with a corresponding reduction in partners’ equity. As a result, the financial statements for the quarter and full year ended December 31, 2008 may be subject to change.

Cash Distribution

On February 2, 2009, we declared a cash distribution of $0.57 per unit for the fourth quarter of 2008, which was paid on February 13, 2009 to all unitholders of record on February 6, 2009.

Expected Early Conversion of a Portion of the Subordinated Units

If we meet the applicable financial tests in our partnership agreement for any quarter ending on or after March 31, 2009, 3,683,643 subordinated units will convert into an equal number of common units. We expect that we will meet these tests for the quarter ending March 31, 2009 and that these subordinated units will therefore convert on the second business day following the distribution of available cash to unitholders with respect to the first quarter of 2009.

The Offering

Issuer	Teekay LNG Partners L.P.

Common units offered by us	4,000,000 common units.

4,600,000 common units if the underwriters exercise in full their option to purchase up to an additional 600,000 common units to cover any over-allotments.

Units outstanding after this offering	37,338,320 common units and 11,050,929 subordinated units. 37,938,320 common units and 11,050,929 subordinated units, if the underwriters exercise their over-allotment option in full.

Use of proceeds	We will use the net proceeds of approximately $68.5 million from this offering, including our general partner’s related capital contribution, for the repayment of outstanding debt under one of our revolving credit facilities.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2011 you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. For a discussion of the basis for this estimate and of factors that may affect our ability to achieve this estimate, please read “Material Tax Considerations — Ratio of Taxable Income to Distributions.”

New York Stock Exchange Symbol	TGP

RISK FACTORS

Before investing in our common units, you should carefully consider all of the information included or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in our common units, you should carefully consider those risks discussed under the caption “Risk Factors” beginning on page 7 of the accompanying prospectus, as well as the discussion of risk factors beginning on page 13 of our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007 and the discussion of risk factors beginning on page 41 of our Current Report on Form 6-K for the period ended September 30, 2008, which are incorporated by reference into this prospectus. If any of these risks were to occur, our business, financial condition or operating results could be materially adversely affected. In that case, our ability to pay distributions on our common units may be reduced, the trading price of our common units could decline, and you could lose all or part of your investment. In addition we are subject to the following risks and uncertainties.

Some of our subsidiaries are classified as corporations for U.S. federal income tax purposes, which could result in additional tax.

Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC, which own the two Kenai LNG carriers, are classified as corporations for U.S. federal income tax purposes. As such, if these subsidiaries (and any other subsidiary classified as a corporation for U.S. federal income tax purposes) fail to qualify for an exemption from U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, the subsidiaries may be subject to U.S. federal income tax on such income. The imposition of this tax would result in decreased cash available for distribution to common unitholders. Please read “Material Tax Considerations — Taxation of the Partnership.”

In addition, these subsidiaries could be treated as passive foreign investment companies (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please read “Material Tax Considerations — Consequences of Possible PFIC Classification.”

The Internal Revenue Service (or IRS) may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders, which could adversely affect the value of the common units.

A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights.

A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. Any such IRS challenge, whether or not successful, could adversely affect the value of our common units.

If we do not receive a favorable ruling from the IRS related to the type of structure we propose to use for certain of our LPG operations, we may recognize additional non-qualifying income from our LPG operations. Because we also plan to use the same structure for certain of our LNG operations, we may also receive less cash flow than expected from these LNG operations, or none at all, if we do not receive the ruling.

We anticipate that the LPG carriers acquired from I.M. Skaugen ASA will be held by a foreign subsidiary classified as a corporation for U.S. federal income tax purposes that is wholly owned by a U.S. partnership. We have requested a ruling from the IRS that would cause this foreign subsidiary not to be classified as PFIC for U.S. federal income tax purposes. If we do not receive a favorable ruling from the IRS, we anticipate that we would operate the LPG carriers in a pass-through structure rather than a corporation, and thereby avoid PFIC status for those vessels. Doing so would increase the amount of our non-qualifying income for purposes of determining our status as a partnership for U.S. federal income tax purposes, but we do not anticipate that the amount of this non-qualifying income would be sufficient to jeopardize such status. Please read “Material Tax Considerations — Taxation of the Partnership — Classification as a Partnership.”

If we receive a favorable ruling with respect to the LPG carrier structure, we anticipate that we will use the same structure to acquire and hold the carriers servicing the Tangguh LNG project. If we do not receive a favorable ruling, we believe placing the Tangguh LNG carriers in a pass-through structure could jeopardize our status as a partnership for U.S. federal income tax purposes due to the nature of their charter agreements and the amount of income they generate. Please read “Material Tax Considerations — Taxation of the Partnership — Classification as a Partnership.” In order to preserve our status as a partnership for U.S. federal income tax purposes, in the event we do not receive a favorable ruling, we would (1) seek to restructure the project, which may provide us less benefit than we originally anticipated or (2) require certain tax elections to be made by unitholders to avoid adverse tax consequences of this subsidiary being treated as a PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please read “Material Tax Considerations — Consequences of Possible PFIC Classification.” If any of these alternatives are not satisfactory to us, we may not acquire Teekay Corporation’s interest in the two LNG carriers and related charters. In that case, we would not receive the cash flow we currently expect to receive from this project.

The continuation of recent economic conditions, including disruptions in the global credit markets, could adversely affect our ability to grow.

The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

The recent economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.

An impairment of goodwill could reduce our earnings.

At September 30, 2008, we had $35.6 million of goodwill recorded on our balance sheet. U.S. generally accepted accounting principles require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Due to the decline in market conditions, we conducted an interim impairment review of our reporting units during the third quarter of 2008 and it was determined that the fair value attributable to our Suezmax tanker reporting unit was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter. For the fourth quarter of 2008, we will again assess whether the decline in market conditions has caused any of our assets to be impaired and, if so, we would be required to take an immediate charge to earnings with a corresponding reduction of partners’ equity and increase in balance sheet leverage as measured by debt to total capitalization.

In 2008, we identified material weaknesses in our internal controls over financial reporting and, as a result, we restated our financial statements and concluded that our internal control over financial reporting and our disclosure controls and procedures were ineffective as of December 31, 2007. Although we believe we have fully remediated these material weaknesses, our auditors are currently auditing our financial statements and our internal controls and may conclude that as of December 31, 2008 we had not maintained effective internal control over financial reporting.

On December 2, 2008, we filed an Annual Report on Form 20-F/A to amend our Annual Report on Form 20-F for the year ended December 31, 2007 and Form 6-K/A for the first quarter of 2008 in order to restate our previously reported financial results of operation, including results for 2003 through 2007 and the first quarter of 2008. For a more complete description of this restatement, please see our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007, including the “Explanatory Note” beginning on page 15 and “Item 15. Controls and Procedures” beginning on page 73.

The restatement adjusted our accounting treatment for derivative transactions, our accounting treatment for certain vessels we acquired from Teekay Corporation and our financial statement presentation of our interests in the RasGas 3 joint venture. The adjustments were all non-cash in nature and therefore affected net income but not our cash flows, liquidity or cash distributions to unitholders.

In connection with the restatement, we also reevaluated the assessment of our disclosure controls and procedures. Solely as a result of the material weaknesses in our internal controls over financial reporting, we concluded that our disclosure controls and procedures were not effective as of December 31, 2007.

The audit of our consolidated financial statements for the year ended December 31, 2008 and the auditors’ evaluation of the effectiveness of our internal controls over financial reporting have not yet been completed. The steps we have taken to remediate the identified material weaknesses may prove ineffective and our independent auditors may conclude that as of December 31, 2008 we had not maintained effective internal control over financial reporting, which might have an adverse effect on the price of our common units.

If the IRS does not grant Teekay Holdings Limited’s request for an extension of time to make an election to be classified as a disregarded entity for U.S. federal income tax purposes we may not be able to continue to rely on the ruling we received from the IRS that our income derived from certain time charters is qualifying income under Section 7704(d) of the Internal Revenue Code and, as a result, there is greater uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes

If the IRS does not grant Teekay Holdings Limited’s request for an extension of time to make an election to be classified as a disregarded entity for U.S. federal income tax purposes, we will be considered, as of May 11, 2007, to have been terminated as a partnership for U.S. federal income tax purposes, and then to have been reconstituted as a new partnership. Please read “Material Tax Considerations — May 2007 Constructive Termination if IRS Does Not Grant Requested Ruling.” If we are considered to have been terminated, it is uncertain whether we could continue to rely on the ruling we received from the IRS that our income derived from certain time charters is qualifying income under Section 7704(d) of the IRC.

Because we may not be able to rely on such ruling, there is greater uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes. As a result, unless and until the IRS issues a favorable ruling to Teekay Holdings Limited, Perkins Coie LLP is no longer able to provide an opinion that we “will” be classified as a partnership for U.S. federal income tax purposes; however, it will be providing an opinion that we “should” be characterized as a partnership for U.S. federal income tax purposes. Please read “Material Tax Considerations — Classification as a Partnership” and “— Classification as a Corporation” for a discussion of the consequences to us and to unitholders of our being taxed as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation for U.S. federal income tax purposes, it would have to be determined whether we should be considered as a PFIC for such purposes. While we do not believe, based upon our current assets and operations, that we would be considered to be a PFIC even if we were treated as a corporation, there is a risk that the IRS would consider us to be a PFIC. Furthermore, there can be no assurance that the manner and extent of our operations would not change in the future such that we would be considered to be a PFIC for a future taxable year in which we were treated as a corporation.

U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please read “Material Tax Considerations — Consequences of Possible PFIC Classification.”

USE OF PROCEEDS

We expect to receive net proceeds of approximately $68.5 million from the sale of common units we are offering, including from our general partners’ capital contribution to maintain its 2% general partner interest in us, after deducting the underwriting discount and estimated expenses payable by us. We expect to receive net proceeds of approximately $78.9 million if the underwriters’ option to acquire additional common units is exercised in full, including from our general partner’s related capital contribution.

We will use the net proceeds from our sale of common units covered by this prospectus and the capital contribution by our general partner for the repayment of outstanding debt under one of our revolving credit facilities, which has a fluctuating interest rate based on the London Interbank Offered Rate (LIBOR) plus 0.50%. We borrowed $100 million on this facility in the fourth quarter of 2008 for working capital purposes. The credit facility matures on April 7, 2015. We anticipate being able to redraw the amount we repay on the facility in the future for any general partnership purpose or to fund acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2008 on an historical basis and on an as adjusted basis to give effect to this offering, the capital contribution by our general partner to maintain its 2% general partner interest in us, and the application of the net proceeds therefrom.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements, including accompanying notes, incorporated by reference in this prospectus. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are incorporated by reference herein from our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007.

	As of September 30, 2008
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$59,731	$59,731
Restricted cash(1)	674,821	674,821

Total cash and restricted cash	$734,552	$734,552

Long-term debt, including current portion:
Long-term debt(2)(3)	$2,177,079	$2,108,549
Long-term obligation under capital leases(1)	852,441	852,441

Total long-term debt	3,029,520	2,960,990
Non-controlling interest	41,726	41,726
Equity:
Partners’ equity	848,442	916,972

Total capitalization	$3,919,688	$3,919,688

(1)	Under certain capital lease arrangements, we maintain restricted cash deposits that, together with interest earned on the deposits, will equal the remaining scheduled payments we owe under the capital leases. The interest we receive from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest we receive approximates the amount of interest we pay on the capital leases.

(2)	Includes an $875.8 million term loan, which represents 100% of the term loan relating to the RasGas 3 Joint Venture in which we own a 40% interest. On December 31, 2008, we novated this term loan to the RasGas 3 Joint Venture, which is accounted for under the equity method. Accordingly, as of December 31, 2008, we would no longer reflect this term loan in our long-term debt.

(3)	Excludes $100.0 million we borrowed under one of our revolving credit facilities in the fourth quarter of 2008 for working capital purposes.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units were first offered on the New York Stock Exchange on May 5, 2005, at an initial price of $22.00 per unit. Our common units are listed for trading on the New York Stock Exchange under the symbol “TGP.”

The following table sets forth, for the periods indicated, the high and low closing sales price per common unit, as reported on the New York Stock Exchange, and the amount of quarterly cash distributions declared per unit. The closing sales price of our common units on the New York Stock Exchange on March 24, 2009 was $18.24 per common unit.

	Closing Sales
	Price Ranges		Quarterly Cash
	High	Low	Distributions(1)

Years Ended
December 31, 2008	$31.69	$9.96
December 31, 2007	$39.94	$28.76
December 31, 2006	$34.23	$28.65
December 31, 2005(2)	$34.70	$24.30
Quarters Ended
March 31, 2009(3)	$19.93	$15.02
December 31, 2008	$18.26	$9.96	$0.5700
September 30, 2008	$26.52	$14.89	$0.5700
June 30, 2008	$30.48	$26.33	$0.5500
March 31, 2008	$31.69	$27.22	$0.5300
December 31, 2007	$34.47	$28.76	$0.5300
September 30, 2007	$36.93	$33.20	$0.5300
June 30, 2007	$39.94	$34.92	$0.5300
March 31, 2007	$38.08	$32.70	$0.4625
Months Ended
March 31, 2009(4)	$19.93	$16.92
February 28, 2009	$19.37	$15.76
January 31, 2009	$18.87	$15.95
December 31, 2008	$15.02	$9.98
November 30, 2008	$18.26	$9.96
October 31, 2008	$18.00	$10.37
September 30, 2008	$22.55	$14.89

(1)	Distributions are shown for the quarter with respect to which they were declared. Cash distributions were declared and paid within 45 days following the close of each quarter.

(2)	Period beginning May 5, 2005.

(3)	Period beginning January 1, 2009 and ending March 24, 2009.

(4)	Period beginning March 1, 2009 and ending March 24, 2009.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal U.S. federal income tax considerations and non-U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material U.S. Federal Income Tax Consequences,” beginning on page 58, and “Non-United States Tax Consequences,” beginning on page 75, of the accompanying base prospectus, which is incorporated by reference into this prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances. In addition to the discussion set forth in the accompanying base prospectus, please consider the following U.S. federal income tax consequences:

Taxation of the Partnership

Classification as a Partnership

For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code (or IRC) provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively and may not apply if we experience a technical termination. Please read “— May 2007 Constructive Termination if IRS Does Not Grant the Requested Ruling.” As to income that is not covered by the IRS ruling (including income arising under the time charters existing at the time of our initial public offering if we experience a technical termination), we will rely upon the opinion of Perkins Coie LLP whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that (1) any income we derive from transporting LPG, petrochemical gases and ammonia pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including liquefied natural gas, pursuant to bareboat charters, or (3) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as nonqualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions or from interest rate swaps in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for federal income tax purposes, we have requested a ruling from the IRS that would effectively allow us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation. If we do not receive a favorable ruling from the IRS we will take such measures, as necessary, including restructuring our bareboat operations or having unitholders make certain tax elections to avoid adverse tax impacts, to preserve our status as a partnership for federal income tax purposes.

Perkins Coie LLP is of the opinion that, based upon the IRC, Treasury Regulations thereunder, published revenue rulings and court decisions, the IRS ruling and representations described below, we will be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Perkins Coie LLP has relied on the following factual representations made by us and our general partner.

•	We have not elected and will not elect to be treated as a corporation, and each of our direct or indirect wholly-owned subsidiaries (other than Arctic Spirit LLC and Polar Spirit LLC) has properly elected to be disregarded as an entity separate from us, for U.S. federal income tax purposes; and

•	For each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above or other IRS ruling received by us applies or (b) of a type that Perkins Coie LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the IRC.

The foregoing opinion is based on the assumption that the IRS will grant Teekay Holdings Limited’s request for an extension of time to make an election to be classified as a disregarded entity. See “— May 2007 Constructive Termination if IRS Does Not Grant the Requested Ruling.” If the IRS does not grant the requested ruling, and if, as a result, we are unable to rely on the IRS ruling we received in connection with our initial public offering, Perkins Coie LLP is of the opinion that we should be classified as a partnership for U.S. federal income tax purposes, based on the authorities described above (other than the IRS ruling) and our representation that at least 90% of our gross income will be income of a type that Perkins Coie LLP has opined or will opine should be “qualifying income” within the meaning of Section 7704(d) of the IRC.

Classification as a Corporation

If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. Our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own.

Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations.

We anticipate that, upon delivery of the LPG carriers from I.M. Skaugen ASA and the Tangguh LNG carriers (assuming we receive a favorable ruling from the IRS as discussed above), we will hold these vessels in a subsidiary that will be classified as a corporation for U.S. federal income tax purposes so that the income we derive from the vessels will remain “qualifying income.” However, if we do not receive a favorable ruling from the IRS discussed above, we may (1) restructure the project, which may provide us less benefit than we originally anticipated or (2) require certain tax elections to be made by unitholders to avoid adverse tax consequences of this subsidiary being treated as a passive foreign investment company (or PFIC). For a discussion of the consequences of possible PFIC classification on our unitholders, please read “Material Tax Considerations — Consequences of Possible PFIC Classification.”

Taxation of Operating Income

The operating income of our subsidiaries Arctic Spirit LLC and Polar Spirit LLC and any other subsidiary classified as a corporation for U.S. federal income tax purposes and, in the event we were treated as a corporation, our operating income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below).

The 4% Gross Basis Tax

Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC (and any other subsidiary classified as a corporation for U.S. federal income tax purposes) may be subject to a 4% U.S. federal income tax on the U.S. source portion of their gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the U.S., unless the Section 883 Exemption applies (as more fully described below under “— The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption or they are eligible for an exemption under an applicable tax treaty. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our subsidiaries’ transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the U.S. Generally, no amount of the income from voyages that begin and end outside the U.S. is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the U.S. would be fully taxable in the U.S., we currently do not expect our subsidiaries to have any transportation income from voyages that begin and end in the U.S., however, there is no assurance that such voyages will not occur. In the event we are classified as a corporation for U.S. federal income tax purposes, we may be subject to the 4% gross basis tax on all of our transportation income that begins or ends in the U.S. unless the Section 883 Exemption applies or we are eligible for an exemption under an applicable tax treaty.

Net Basis Tax and Branch Tax Regime

Neither we, nor any of our subsidiaries, currently expect to have a fixed place of business in the U.S. Nonetheless, if this were to change or we or any of our subsidiaries were otherwise treated as having such a fixed place of business involved in earning U.S. source transportation income, to the extent we or any of our subsidiaries were classified as a corporation for U.S. federal income tax purposes, such transportation income may be treated as effectively connected with the conduct of a trade or business in the U.S. if substantially all of our U.S. source transportation income were attributable to regularly scheduled transportation. We do not believe that we earn U.S. source transportation income that is attributable to regularly scheduled transportation. Any income that we or our subsidiaries earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income.

Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the IRC also would apply to the earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid. In addition, on the sale of a vessel that has produced U.S. effectively connected income, the net basis corporate income tax and the 30% branch profits tax could apply with respect to gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we do not expect U.S. federal income tax to apply with respect to gain realized on the sale of a vessel because we expect that any sale of a vessel will be structured so that it is considered to occur outside of the U.S. and so that it is not attributable to an office or other fixed place of business in the U.S.

The Section 883 Exemption

In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the IRC and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax described above on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the U.S. (or U.S. Source International Shipping Income). As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply to our subsidiaries Arctic Spirit LLC and Polar Spirit LLC and would apply to us if we were classified as a corporation for U.S. federal income tax purposes.

A non-U.S. corporation will qualify for the Section 883 Exemption if it is organized in a jurisdiction outside the U.S. that grants an equivalent exemption from tax to corporations organized in the U.S. (or an Equivalent Exemption), it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations, and it meets certain substantiation, reporting and other requirements.

We and our subsidiaries, Arctic Spirit LLC and Polar Spirit LLC, are organized under the laws of the Republic of the Marshall Islands. We anticipate that any other subsidiaries we form in the future that would be classified as corporations for U.S. federal income tax purposes would also be organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, the U.S. Source International Shipping Income of Arctic Spirit LLC and Polar Spirit LLC and, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided the Ownership Test is met. We believe that Arctic Spirit LLC and Polar Spirit LLC would satisfy the Ownership Test. We also believe that we would satisfy the Ownership Test. However, the determination of whether we or our subsidiaries will satisfy the Ownership Test at any given time depends upon a multitude of factors, including the relative value of our common units, subordinated units, general partner interest and incentive distribution rights, Teekay Corporation’s ownership of us and rights to allocations and distributions from us, whether Teekay Corporation’s stock is publicly traded, the concentration of ownership of Teekay Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we would satisfy these requirements at any given time and, thus, that the U.S. Source International Shipping Income of us or of Arctic Spirit LLC or Polar Spirit LLC would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2011, will be allocated an amount of U.S. federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2011, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon (1) assumptions as to the amount of our gross income from operations and distributions on all units, (2) the assumption that subsequent issuances of units, if any, during the period ending December 31, 2011 will not be made under circumstances that would increase the ratio of taxable income allocated to units issued in this offering to distributions during the period ending December 31, 2011 above 30%, (3) assumptions as to the amount of income we will earn from deposits with shipbuilders and from our subsidiaries classified as corporations for U.S. federal income tax purposes, which under the passive loss rules, generally cannot be offset by our losses (please read “Material Federal Income Tax Considerations — Limitations on Deductibility of Losses”), and (4) other assumptions with respect to capital expenditures, foreign currency translation income, gains on foreign currency transactions, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that the actual ratio of taxable income allocated to units in this offering to cash distributions on the common units during the period ending December 31, 2011 will not be materially greater than our estimate of 30% or less. For example, the ratio of allocable taxable income to cash distributions could be greater, and perhaps substantially greater, than 30% with respect to the period described above if:

•	gross income from operations exceeds the amount required to make our current level of distributions on all units, yet we continue to make distributions at the current levels; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable, or produces deductions, at a rate significantly slower than the rate applicable to our assets at the time of this offering.

If the ratio of allocable taxable income to cash distributions were materially greater than our estimate, the value of the common units could be materially adversely affected.

Allocation of Income, Gain, Loss, Deduction and Credit

A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including (1) the nature and fair market value of our assets at the time the holder acquired the common unit, (2) whether we issue additional units or we engage in certain other transactions, and (3) the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. In addition, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit.

Perkins Coie LLP is of the opinion that, with the exception of the issues described in the preceding paragraph, “— Asset Tax Basis, Depreciation and Amortization” below, and in the accompanying base prospectus under “— Consequences of Unit Ownership — Section 754 Election,” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.

Asset Tax Basis, Depreciation and Amortization

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets at the time the holder acquired the common unit, we issue additional units or we engage in certain other transactions. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

May 2007 Constructive Termination if IRS Does Not Grant the Requested Ruling

We will be considered to have been terminated as a partnership for U.S. federal income tax purposes, then to have been reconstituted as a new partnership, each time there is a sale or exchange of more than 50% of the total interests in our capital and profits within a twelve-month period. See “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination.”

On May 11, 2007, Teekay Corporation transferred its greater than 50% interest in our capital and profits to its wholly-owned subsidiary, Teekay Holdings Limited. As a result of this transfer and because Teekay Holdings Limited did not timely elect to be classified as a disregarded subsidiary of Teekay Corporation for U.S. tax purposes, we will be considered to have terminated as a partnership for U.S. federal income tax purposes on May 11, 2007, then to have been reconstituted as a new partnership, unless the IRS grants Teekay Holdings Limited’s request for an extension of time to make the classification election.

If we were considered terminated as a partnership on May 11, 2007, our depreciation and amortization deductions for 2007 and many subsequent years would be lower than if the termination did not occur. However, for purchasers of units in this offering, we expect the cumulative ratio of our taxable income to distributions for the period from the issuance of the units through 2011 to be no less than 30% even in the event we terminated on May 11, 2007. See “— Ratio of Taxable Income to Distributions.”

If we were considered terminated as a partnership on May 11, 2007, we would incur administrative expenses in connection with the filing of amended tax returns for 2007 and 2008 and amended unitholder information reports for 2007 and 2008, and the IRS might assert penalties and interest against us for failure to take the termination into account in our original tax returns and information reports, though Teekay Corporation has agreed to indemnify us for these and any other costs or losses to us arising from a May 11, 2007 termination.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).

We do not believe that we would be considered to be a PFIC even if we were treated as a corporation based principally on the position that at least a majority, if not all, of the gross income we derive from our time charters should constitute service income (which generally is not passive income), rather than rental income (which generally is passive income). Correspondingly, the assets that we own and operate in connection with the production of such income, in particular the vessels operating under time charters, should not constitute passive assets for purposes of determining whether we would be a PFIC. However, legal uncertainties are involved in this determination and there is no assurance that the nature of our assets, income and operations will remain the same in the future.

Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC will be classified as corporations for U.S. federal income tax purposes. Our counsel, Perkins Coie LLP, is of the opinion that neither Arctic Spirit LLC nor Polar Spirit LLC should be a PFIC based on certain representations that we have made to them regarding our relationship to Teekay Corporation, and the composition of the assets and the nature of the activities and other operations of those subsidiaries, and Teekay Corporation with respect to the vessels under time charters with those subsidiaries, including the joint development and option agreement entered into by Teekay Corporation and Arctic Spirit LLC. However, legal uncertainties are involved in this determination, and there is no assurance that the IRS or a court would agree with the opinion we have received from Perkins Coie LLP. In addition, there is no assurance that our relationship to Teekay

Corporation, the composition of the assets and the nature of the activities and other operations of Arctic Spirit LLC or Polar Spirit LLC, or Teekay Corporation with respect to the vessels under time charters with those subsidiaries, will remain the same in the future.

As indicated above, we anticipate that the LPG carriers acquired from I.M. Skaugen ASA will be held by a foreign subsidiary classified as a corporation for U.S. federal income tax purposes that is wholly owned by a U.S. partnership. We have requested a ruling from the IRS that would cause this foreign subsidiary not to be classified as a PFIC for U.S. federal income tax purposes. If we do not receive a favorable ruling from the IRS, we anticipate that we would operate the LPG carriers in a pass-through structure rather than a corporation, and thereby avoid PFIC status for those vessels.

If we receive a favorable ruling with respect to the LPG carrier structure, we anticipate that we will use the same structure to acquire and hold the carriers servicing the Tangguh LNG project. If we do not receive a favorable ruling, we believe placing Tangguh LNG carriers in a pass-through structure could jeopardize our status as a partnership for U.S. federal income tax purposes due to the nature of their charter agreements and the amount of income they generate. In order to preserve this status, we are exploring potential alternatives, which could include restructuring the Tangguh LNG project to allow us to realize at least a portion of the income derived from these vessels. In the alternative, unitholders may have to make a qualified electing fund election, as discussed below, in order to avoid a potential adverse tax result.

If we were classified as a PFIC, for any year during which a unitholder owns units, we generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

•	The excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	The amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	The amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.

If any of our subsidiaries were to be classified as a PFIC, similar rules would apply to the extent of distributions received by us from these entities or to the extent gain realized by unitholder is attributable to these entities.

Certain elections, such as a qualified electing fund (or QEF) election or mark-to-market election, may be available to a unitholder if we or any of our subsidiaries were classified as a PFIC. If we determine that we or any of such subsidiaries is or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

A unitholder making a timely qualified electing fund election (or an Electing Holder) with respect to us (or any of our subsidiaries), must report for U.S. federal income tax purposes the pro rata share of our (or such subsidiary’s) ordinary earnings and net capital gain, if any, for our (or such subsidiary’s) taxable years that end with or within the taxable year, regardless of whether or not the Electing Holder received distributions from us (or whether we received distributions from such subsidiary) in that year. The Electing Holder’s adjusted tax basis in the common units (or our basis in such subsidiary) will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units (or our basis in such subsidiary) and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A unitholder makes a qualified electing fund election with respect to any year that we are (or such subsidiary is) a PFIC by filing IRS Form 8621 with the unitholder’s U.S. federal income tax return. If contrary to our expectations, we determine that we are (or any such subsidiary is) treated as a PFIC for any taxable year, we will provide each unitholder with the information necessary to make the qualified electing fund election described above.

Under current law, dividends received by individual citizens or residents of the U.S. from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we are classified as a PFIC for the taxable year in which a dividend is paid, we would not be considered a qualified foreign corporation and the dividends received from us would not be eligible for the reduced rate of U.S. federal income tax.

UNDERWRITING

Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as joint book-running managers of this offering and as representatives for the other underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.	1,038,400
Morgan Stanley & Co. Incorporated	1,038,400
UBS Securities LLC	1,038,400
Deutsche Bank Securities Inc.	442,400
Raymond James & Associates, Inc.	442,400

Total	4,000,000

The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The business address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. The business address of UBS Securities LLC is 299 Park Avenue, New York, New York 10171.

The underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the units (other than those covered by their option to purchase additional units described below) if they purchase any of the units.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $0.438 per common unit. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 600,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional units approximately proportionate to that underwriter’s initial purchase commitment.

We, together with our general partner, Teekay Corporation, Teekay Holdings Limited, and the executive officers and directors of our general partner have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representatives, dispose of or hedge any of our common units or any securities convertible into or exchangeable for our common units. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common units are traded on the New York Stock Exchange under the symbol “TGP.”

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise

Per unit	$0.73	$0.73
Total	$2,920,000	$3,358,000

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of units made in an amount up to the number of units represented by the underwriters’ over-allotment option. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option to purchase common units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The compensation received by the underwriters in connection with this common unit offering will not exceed 10% of the gross proceeds from this common unit offering for commissions and 0.5% for due diligence.

We estimate that our portion of the total expenses of this offering will be approximately $385,000 (exclusive of underwriting discounts and commissions).

Because the Financial Industry Regulatory Authority views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

The underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with Teekay Corporation and its affiliates, our general partner and us in the ordinary course of its business. They have received and may receive customary compensation and expenses for these commercial and investment banking transactions.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay LNG Partners L.P. is organized under the laws of the Republic of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Republic of the Marshall Islands as a limited liability company. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (1) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or our general partner’s directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common units offered hereby and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, which may rely on the opinions of Watson, Farley & Williams (New York) LLP for all matters of Marshall Islands Law. Baker Botts, L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements of Teekay LNG Partners appearing in its Annual Report on Form 20-F/A for the year ended December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, and the effectiveness of Teekay LNG Partners’ internal controls over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2007, given on the authority of such firm as experts in accounting and auditing. You may contact Ernst & Young LLP at address 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, Canada.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the common units covered by this prospectus. Other than the U.S. Securities and Exchange Commission registration fee which is set forth in the base prospectus, all amounts are estimated.

Legal fees and expenses	$300,000
Accounting fees and expenses	$50,000
Printing costs	$25,000
Transfer agent fees	$10,000

Total	$385,000

PROSPECTUS
$400,000,000

Teekay LNG Partners L.P.
Teekay LNG Finance Corp.

Common Units
Debt Securities

We may offer, from time to time:

•	common units, representing limited partnership interests in Teekay LNG Partners L.P.; and

•	debt securities, which may be secured or unsecured senior debt securities or secured or unsecured subordinated debt securities.

Teekay LNG Finance Corp. may act as co-issuer of the debt securities, and other direct or indirect subsidiaries of Teekay LNG Partners L.P. may guarantee the debt securities.

The securities we may offer:

•	will have a maximum aggregate offering price of $400,000,000;

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements; and

•	may be offered separately or together, or in separate series.

We may offer these securities directly or to or through underwriters, dealers or other agents. The names of any underwriters or dealers will be set forth in the applicable prospectus supplement.

Our common units trade on the New York Stock Exchange under the symbol “TGP.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information about us and our financial statements.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “Risk Factors” beginning on page 7 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 29, 2006

i

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the U.S. Securities and Exchange Commission incorporated by reference in this prospectus.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we have filed with the U.S. Securities and Exchange Commission (or SEC) using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $400,000,000 in total aggregate offering price of the securities described in this prospectus. This prospectus generally describes us and the securities we may offer. Each time we offer securities with this prospectus, we will provide this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean Teekay LNG Partners L.P. References in this prospectus to “Teekay Shipping Corporation” refer to Teekay Shipping Corporation and/or any one or more of its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information.”

TEEKAY LNG PARTNERS L.P.

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. In November 2004, we were formed as a Marshall Islands limited partnership by Teekay Shipping Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations. We seek to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue growth opportunities in the LNG shipping sector. Teekay Shipping Corporation currently owns our general partner and a 67.8% limited partner interest in us.

Our fleet, excluding newbuilding vessels, currently consists of four LNG carriers and eight Suezmax class crude oil tankers, all of which are double-hulled. These vessels operate under long-term, fixed-rate time charter contracts with major energy and utility companies. As of September 1, 2006, the average remaining term for these charters was approximately 19 years for our LNG carriers and approximately 13 years for our Suezmax tankers, subject, in certain circumstances, to termination or vessel purchase rights. We have agreed to purchase from Teekay Shipping Corporation its rights to three newbuilding LNG carriers under capital leases upon the delivery of the first vessel, which is scheduled during the fourth quarter of 2006.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating company, Teekay LNG Operating L.L.C., a Marshall Islands limited liability company. Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

Our principal executive offices are located at Bayside House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas, and our phone number is (242) 502-8820.

TEEKAY LNG FINANCE CORP.

Teekay LNG Finance Corp. is a Marshall Islands corporation and wholly owned subsidiary of Teekay LNG Partners. It has nominal assets and its activities will be limited to co-issuing debt securities that Teekay LNG Partners may offer and engaging in other activities incidental thereto. Teekay LNG Finance Corp. may act as co-issuer of debt securities to allow investment in those securities by institutional investors that may not otherwise be able to invest due to our structure and investment restrictions under their respective states of organization or charters. You should not expect Teekay LNG Finance Corp. to be able to service obligations on any debt securities for which it may act as co-issuer.

SUBSIDIARY GUARANTORS

As of the date of this prospectus, Teekay LNG Partners owns, directly or indirectly, 100% of the outstanding ownership interests of the following subsidiaries, among others: Teekay LNG Operating L.L.C., African Spirit L.L.C., Asian Spirit L.L.C., European Spirit L.L.C., Teekay Luxembourg S.a.r.l., Teekay Spain, S.L., Teekay II Iberia S.L., Teekay Shipping Spain, S.L., Naviera Teekay Gas, S.L., Naviera Teekay Gas II, S.L., Naviera Teekay Gas III, S.L. and Naviera Teekay Gas IV, S.L. If specified in the prospectus supplement for a series of debt securities offered by this prospectus, the subsidiaries of Teekay LNG Partners L.P. specified in the prospectus supplement will unconditionally guarantee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series. Occasionally in this prospectus we refer to Teekay LNG Partner’s subsidiaries that may provide these guarantees as the “Subsidiary Guarantors,” which term will also include any other subsidiaries of Teekay LNG Partners that may hereafter be added to the registration statement of which this prospectus is a part and may provide such guarantees.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s web site on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934 (or the Exchange Act), and, in accordance therewith, we are required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.teekaylng.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2005;

•	all subsequent Annual Reports on Form 20-F filed prior to the termination of this offering;

•	our current Reports on Form 6-K furnished on May 17 and August 17, 2006;

•	all subsequent Reports on Form 6-K furnished prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our common units contained in our Registration Statement on Form 8-A/A filed on September 29, 2006, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at www.teekaylng.com, or by writing or calling us at the following address:

Teekay LNG Partners L.P.
Bayside House, Bayside Executive Park
West Bay Street and Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas
Attn: Corporate Secretary
(242) 502-8820

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements include statements with respect to, among other things:

•	our ability to make cash distributions on our common units or any increases in our quarterly distributions;

•	our ability to make required payments on any debt securities we may issue;

•	our future financial condition or results of operations and our future revenues and expenses;

•	global growth prospects of the LNG shipping and tanker markets;

•	LNG and tanker market fundamentals, including the balance of supply and demand in the LNG and tanker market;

•	the expected lifespan of a new LNG carrier and Suezmax tanker;

•	planned and estimated future capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Shipping Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our LNG customers;

•	obtaining LNG projects that we or Teekay Shipping Corporation bid on or have been awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts, including those relating to LNG projects that have been awarded to Teekay Shipping Corporation and will be offered to us;

•	the expected timing, amount and method of financing for the purchase of five of our existing Suezmax tankers;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the anticipated taxation of our partnership and its subsidiaries;

•	entering into credit facilities or vessel financing arrangements for any of our vessels, and the effects of such arrangements; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” below and those risks discussed in other reports we file with the SEC and that are incorporated in this prospectus by reference. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

RISK FACTORS

Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included or incorporated in this prospectus when evaluating an investment in our common units or debt securities.

If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. In that case, our ability to pay distributions on our common units or pay interest on, or principal of, any debt securities, may be reduced, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to make required payments on our debt securities or to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available to make required payments on our debt securities or to pay the minimum quarterly distribution on our common units. The amount of cash we have available to make required payments on our debt securities or to distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for required payments on our debt securities and distributions on our common units also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on payments and distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available to make required payments on our debt securities and for distribution on our common units. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Our significant maintenance capital expenditures will reduce the amount of cash we have available to make required payments on our debt securities and for distribution to our unitholders.

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our general partner at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory drydockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make required payments on our debt securities and cash distributions on our common units may be diminished or our financial leverage could increase or our unitholders could be diluted.

We intend to make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG carriers we own.

During May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat Corporation. Our estimated purchase commitment is $92.8 million. Teekay Nakilat Corporation has a 30-year capital lease arrangement on three LNG carriers currently under construction. The purchase will occur upon the delivery of the first LNG newbuilding carrier under lease, which is scheduled during the fourth quarter of 2006.

In addition, we are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to finance these purchases by assuming the existing vessel financing.

We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG projects. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. Neither we nor Teekay Shipping Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG project charters are awarded to Teekay Shipping Corporation, it must offer them to us pursuant to the terms of the omnibus agreement we entered into in May 2005 at the closing of our initial public offering of common units. In July and August 2005, Teekay Shipping Corporation announced the awards to it of a 70% interest in two LNG carriers and related long-term, fixed-rate time charters to service the Tangguh LNG project in Indonesia and a 40% interest in four LNG carriers and related long-term, fixed-rate time charters to service an LNG project in Qatar. In connection with these awards, Teekay Shipping Corporation has (a) exercised shipbuilding options to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $450 million, which vessels are scheduled to deliver in late 2008 and early 2009, respectively, and (b) entered into agreements to construct four 217,000 cubic meter LNG carriers at a total delivered cost of approximately $1.1 billion, which vessels are scheduled to deliver in the first half of 2008.

If we elect pursuant to the omnibus agreement to obtain Teekay Shipping Corporation’s interests in either or both of these LNG projects or any other projects Teekay Shipping Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG project, we will need to incur significant capital expenditures to buy Teekay Shipping Corporation’s interest in these LNG projects or to build the LNG carriers.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available to make required payments on our debt securities and for distributions to our unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offerings as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make required payments on our debt securities and cash distributions on our common units. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to make required payments on our debt securities or pay cash distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make required payments on our debt securities and cash distributions on our common units.

If we were unable to obtain financing required to complete payments on any future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Compania Espanola de Petroleos, S.A. (or CEPSA), an international oil company, accounted for approximately 47%, 36%, 30% and 30% of our revenues during 2003, 2004, 2005 and the first half of 2006, respectively. In addition, two other customers, Spanish energy companies Repsol YPF, S.A. and Gas Natural SDG, S.A., accounted for 26% and 11% of our revenues in 2003, 18% and 21% of our revenues in 2004, 33% and 18% of our revenues in 2005 and 28% and 12% of our revenues in the first half of 2006, respectively. In addition, Unión Fenosa Gas, S.A. accounted for 16% of our revenues in 2005 and 13% of our revenues in the first half of 2006. As a result of our acquisition of the three Suezmax tankers (or the ConocoPhillips Tankers) from Teekay Shipping Corporation upon the closing of our follow-on public offering in November 2005, we derived 17% of our revenues in the first half of 2006 from a ConocoPhillips subsidiary, the customer under the related time charter contracts. No other customer accounted for 10% or more of our revenues during any of these periods. Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II) will be a significant customer following the delivery in 2006 and 2007 of three LNG newbuildings that we will operate under 20-year time charters with RasGas II following our purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat, which owns the three subsidiaries that will lease the vessels under capital leases.

We could lose a customer or the benefits of a time charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exercisable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time charters, the customer terminates the charter because of the termination of the charterer’s LNG sales agreement supplying the LNG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

If we lose a key LNG time charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time charters and the lack of an established LNG spot market. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

If we lose a key Suezmax tanker customer, we may be unable to obtain other long-term Suezmax charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase or force a sale of the vessel, we may be unable to acquire an adequate replacement vessel or may be forced to construct a new vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make required payments on our debt securities and distributions on our common units.

We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for certain vessel acquisitions.

Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain subsidiaries of Teekay Shipping Corporation, on the other hand, the Teekay Shipping Corporation subsidiaries provide to us administrative services and to our operating subsidiaries significant operational services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical, advisory and administrative services. Our operational success and ability to execute our growth strategy depend significantly upon Teekay Shipping Corporation’s satisfactory performance of these services. Our business will be harmed if Teekay Shipping Corporation fails to perform these services satisfactorily or if Teekay Shipping Corporation stops providing these services to us.

Our ability to compete for the transportation requirements of LNG projects and to enter into new time charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Shipping Corporation and its reputation and relationships in the shipping industry. If Teekay Shipping Corporation suffers material damage to its reputation or relationships it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with our employees and suppliers.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make required payments on our debt securities and cash distributions on our common units.

Prior to entering into capital leases with respect to the three RasGas II LNG newbuildings, Teekay Shipping Corporation was incurring all costs for the construction and delivery of the vessels, which we refer to as “warehousing.” Upon their delivery, we would have purchased all of the interest of Teekay Shipping Corporation in the vessels at a price that would reimburse Teekay Shipping Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. We may enter into similar arrangements with Teekay Shipping Corporation or third parties in the future. If Teekay Shipping Corporation or another warehousing partner fails to make construction payments for any vessels that may be warehoused for us, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make required payments on our debt securities and cash distributions on our common units.

Our growth depends on continued growth in demand for LNG and LNG shipping.

Our growth strategy focuses on continued expansion in the LNG shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LNG shipping, which could be negatively affected by a number of factors, such as:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG and LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Growth of the LNG market may be limited by infrastructure constraints and community environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier;

•	labor or political unrest affecting existing or proposed areas of LNG production; and

•	capacity constraints at existing shipyards, which are expected to continue until at least the end of 2008.

If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make required payments on our debt securities and cash distributions on our common units.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate LNG time charters. The process of obtaining new long-term LNG time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	LNG shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance LNG carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We compete for providing marine transportation services for potential LNG projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG project requiring LNG shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Shipping Corporation does. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the LNG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make required payments on our debt securities and cash distributions on our common units.

Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.

We have agreed to purchase Teekay Shipping Corporation’s 70% interest in Teekay Nakilat Corporation, which through its subsidiaries will lease under capital leases the three RasGas II LNG newbuilding carriers, in connection with their deliveries scheduled for the fourth quarter of 2006 and the first half of 2007. The delivery of these vessels, or any other newbuildings we may order or otherwise acquire, could be delayed, which would delay our receipt of revenues under the time charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

Our receipt of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in South Korea or other locations where our vessels are being or may be built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessels; or

•	our inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make required payments on our debt securities and cash distributions on our common units.

We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.

LNG shipping historically has been transacted with long-term, fixed-rate time charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time charters. However, the number of spot and short-term charters has been increasing, with LNG charters under 12 months in duration growing from less than 2% of the market in the late 1990s to approximately 13% in 2005.

If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time charters for our LNG vessels and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Over time vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

Vessel values for LNG carriers and Suezmax oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in natural gas, oil and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG or oil;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulation or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing LNG carriers or LNG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG shipping industry. Factors that may contribute to a limited number of acquisition opportunities in the LNG industry in the near term include the relatively small number of independent LNG fleet owners and the limited number of LNG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001 and the bombings in Spain on March 11, 2004 and in England on July 7, 2005, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG and oil production and distribution, which could result in reduced demand for our services.

In addition, LNG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, natural gas and oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities in the United States and other countries or result in the temporary or permanent closing of various LNG facilities currently in operation.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping LNG and oil from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in this and other regions have also been subject, in limited instances, to piracy.

Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make required payments on our debt securities and cash distributions on our common units. In addition, tariffs, trade embargoes and other economic sanctions by Spain, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our oil tankers covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Commencing January 1, 2006, Teekay Shipping Corporation began providing off-hire insurance for our LNG carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

The United States Oil Pollution Act of 1990 (or OPA 90), for instance, increased expenses for us and others in our industry. OPA 90 provides for potentially unlimited joint, several and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker or LNG carrier. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 requires vessel owners and operators of vessels operating in U.S. waters to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of “hazardous substances” (other than oil) occurs. While LNG should not be considered a hazardous substance under CERCLA, additives to fuel oil or lubricants used on LNG carriers might fall within its scope. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly, severally and strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we may be subject to liability even if we are not negligent or at fault.

Most states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We are paid in Euros under some of our charters, and a majority of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available to make required payments on our debt securities and for distribution on our common units. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for payments under any U.S. Dollar-denominated debt securities or for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for these payments and distributions in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans. In 2003 and 2004 and the first half of 2006, we reported foreign currency exchange losses of $71.5 million, $60.8 million and $28.2 million, respectively. In 2005, we reported a foreign currency exchange gain of $81.8 million.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.

A significant portion of our seafarers, and the seafarers employed by Teekay Shipping Corporation and its other affiliates that crew our vessels, are employed under collective bargaining agreements, which expire at varying times through 2008. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering five Suezmax tankers) expires at the end of 2008. We may be subject to similar labor agreements in the future. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make required payments on our debt securities and cash distributions on our common units.

Due to our lack of diversification, adverse developments in our LNG or oil marine transportation business could reduce our ability to make required payments on our debt securities and distributions to our unitholders.

We rely exclusively on the cash flow generated from our LNG carriers and Suezmax oil tankers that operate in the LNG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Risks Inherent in an Investment in Us

Teekay Shipping Corporation and its affiliates may engage in competition with us.

Teekay Shipping Corporation and its affiliates may engage in competition with us. Pursuant to the omnibus agreement, Teekay Shipping Corporation and its controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation or any of such controlled affiliates to:

•	acquire LNG carriers and related time charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation; however, if at any time Teekay Shipping Corporation completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation that would be required to transfer the LNG carriers and time charters to us separately from the acquired business; or

•	own, operate and charter LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use.

If we decline the offer to purchase the LNG carriers and time charters described above, Teekay Shipping Corporation may own and operate the LNG carriers, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) may:

•	acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Shipping Corporation that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	operate the three RasGas II LNG newbuilding carriers and related time charters if we fail to perform our obligation to purchase such vessels under our agreement with Teekay Shipping Corporation;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operate LNG carriers; and

•	provide ship management services relating to LNG carriers.

If there is a change of control of Teekay Shipping Corporation, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make required payments on our debt securities and cash distributions on our common units.

Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of our securityholders.

Teekay Shipping Corporation, which owns and controls our general partner, indirectly owns the 2% general partner interest and currently owns a 67.8% limited partner interest in us. Conflicts of interest may arise between Teekay Shipping Corporation and its affiliates, including our general partner, on the one hand, and us and our securityholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our securityholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Teekay Shipping Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Shipping Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests;

•	the executive officers and three of the directors of our general partner also currently serve as executive officers or directors of Teekay Shipping Corporation and another director of our general partner is employed by an affiliate of Teekay Shipping Corporation;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for required payments on our debt securities and distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on our subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or any limited partner;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which our general partner determines for services provided to us and certain of our subsidiaries, are substantial and reduce our cash available to make required payments on our debt securities and for distribution to our common unitholders.

Prior to making any distribution on the common units, we pay fees for services provided to us and certain of our subsidiaries by certain subsidiaries of Teekay Shipping Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner, and our general partner also determines the amounts it is reimbursed. These fees and expenses include all costs incurred in providing certain advisory, ship management, technical and administrative services to us and certain of our subsidiaries. In addition, our general partner and its affiliates may provide us with other services for which the general partner or its affiliates may charge us fees, and we may pay Teekay Shipping Corporation “incentive fees” pursuant to the omnibus agreement with it to reward and motivate Teekay Shipping Corporation for pursuing LNG projects that we may elect to undertake. The payment of fees to Teekay Shipping Corporation and its subsidiaries and reimbursement of expenses to our general partner could adversely affect our ability to make required payments on our debt securities and to pay cash distributions to our common unitholders.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by Teekay Shipping Corporation. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The vote of the holders of at least 66-2/3% of all outstanding units voting together as a single class is required to remove the general partner. Teekay Shipping Corporation currently owns 67.8% of our outstanding units. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and Teekay Shipping Corporation are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

Our financing agreements contain operating and financial restrictions which may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make capital expenditures in excess of specified levels;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain loans and investments; and

•	enter into a new line of business.

In addition, some of our financing arrangements require our subsidiaries to maintain restricted cash deposits and maintain minimal levels of tangible net worth. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under an existing revolving credit facility are secured by certain of our assets, and if we are unable to repay our debt under the credit facility, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of principal and interest on our debt and capital lease obligations will reduce cash available for distribution on our units. In addition, a number of our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	default under any vessel mortgage;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness of our operating company, our general partner or any of our subsidiaries;

•	bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement, occurs relating to us or our business.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. We are required to reduce all working capital borrowings for this purpose under our revolving credit agreement to zero for a period of at least 15 consecutive days once each 12-month period. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Limited Partnership Act (or Marshall Islands Act), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees of partnership interests who become limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory law of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in the Bahamas and Spain. In addition, our general partner is a Marshall Islands limited liability company and all but four of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers.

Risks Relating to the Common Units

Common unitholders may experience immediate and substantial dilution of their interest.

In the past, purchasers of our common units have experienced immediate and substantial dilution of their ownership interest in us. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Depending on whether the offering price for any common units exceeds the pro forma net tangible book value per common unit, you could incur immediate and substantial dilution.

We may issue additional common units without the approval of the common unitholders, which would dilute their ownership interests.

Our general partner, without the approval of our unitholders, may cause us to issue an unlimited number of additional units or other equity securities of equal or senior rank. The issuance by us of additional common units or other equity securities will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the market price of the common units may decline; and

•	the ratio of taxable income to distributions may increase.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to the common unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution to our common unitholders. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. The partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution to the common unitholders.

Our general partner has a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation (which it may assign to any of its affiliates or to us), to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, common unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Common unitholders may also incur a tax liability upon a sale of their units.

Teekay Shipping Corporation currently owns 43.2% of our common units. At the end of the subordination period (assuming no additional issuances of common units and conversion of our subordinated units into common units), Teekay Shipping Corporation will own 67.1% of the common units. Teekay Shipping Corporation will also acquire additional common units if it elects to receive common units in satisfaction of obligations owed to it by us, such as in connection with the sale to us of its 70% interest in Teekay Nakilat Corporation, which through its subsidiaries will lease under capital leases the three RasGas II LNG newbuilding carriers. Accordingly, after subordinated units are converted to common units our general partner and its affiliates may own a sufficient percentage of our common units to enable our general partner to exercise its call right.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Common unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, common unitholders could be held liable for our obligations to the same extent as a general partner if they participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the Marshall Islands Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

Risks Relating to the Debt Securities

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness and to fund planned expenditures will depend on our ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not be able to generate sufficient cash flow from operations or borrow amounts under our revolving credit facilities sufficient to fund our liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, which we may be unable to do on commercially reasonable terms, if at all.

We are a holding company. We conduct our operations through our subsidiaries, who own our operating assets, and depend on cash flow from our subsidiaries to service our debt obligations.

We are a holding company. We conduct our operations through our subsidiaries. As a result, our cash flow and ability to service our debt depends on the earnings of our subsidiaries and their distribution of earnings, loans or other payments to us. Any payment of dividends, distributions, loans or other payments from our subsidiaries to us could be subject to statutory or contractual restrictions. If we are unable to obtain funds from our subsidiaries we may not be able to pay interest or principal on our debt securities when due or to obtain the necessary funds from other sources.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of June 30, 2006, our consolidated debt, capital lease obligations and debt related to newbuilding vessels to be acquired totaled $1.4 billion. In addition, we have the capacity to borrow significant additional amounts under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•	our ability to satisfy our obligations under our debt securities or other indebtedness may be impaired, and our failure to comply with the requirements of the other indebtedness could result in an event of default under our debt securities or such other indebtedness;

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may be unable to effect any of these remedies on satisfactory terms, or at all.

In the event of our bankruptcy or liquidation, holders of our debt securities will be paid from any assets remaining after payments to any holders of secured debt and debt of our non-guarantor subsidiaries.

We anticipate that any debt securities we may offer pursuant to this prospectus will be our general unsecured obligations, and that any guarantees of our debt securities will be the general unsecured obligations of the applicable Subsidiary Guarantors, and effectively subordinated to any secured debt that we or they may have, to the extent of the value of the assets securing that debt. In the event any of our subsidiaries do not guarantee our debt securities, those debt securities will be effectively subordinated to the liabilities of any of those non-guarantor subsidiaries.

If we are declared bankrupt or insolvent, or are liquidated, the holders of our secured debt will be entitled to be paid from our assets before any payment may be made with respect to our unsecured debt securities. If any of these events occurs, we may not have sufficient assets to pay amounts due on our secured debt and our debt securities.

The subsidiary guarantees could be deemed to be fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.

Our debt securities may be guaranteed by certain of our subsidiaries. Under U.S. federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee by a subsidiary could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent fair value or fair consideration for the incurrence of such guarantee, and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its liabilities, including contingent liabilities, on its existing debts, as they become absolute or mature; or

•	it could not pay its debts as they become due.

Tax Risks

In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of our securities.

You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.

Assuming that you are a U.S. citizen, resident or other U.S. taxpayer, you will be required to pay U.S. federal income taxes and, in some cases, U.S. state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Because distributions may reduce a common unitholder’s tax basis in our common units, common unitholders may realize greater gain on the disposition of their units than they otherwise may expect, and common unitholders may have a tax gain even if the price they receive is less than their original cost.

If common unitholders sell their common units, they will recognize gain or loss for U.S. federal income tax purposes that is equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated decrease a common unitholder’s tax basis and will, in effect, become taxable income if common units are sold at a price greater than their tax basis, even if the price received is less than the original cost. Assuming we are not treated as a corporation for U.S. federal income tax purposes, a substantial portion of the amount realized on a sale of units, whether or not representing gain, may be ordinary income.

The after-tax benefit of an investment in the common units may be reduced if we cease to be treated as a partnership for U.S. federal income tax purposes.

The anticipated after-tax benefit of an investment in the common units may be reduced if we cease to be treated as a partnership for U.S. federal income tax purposes.

If we cease to be treated as a partnership for U.S. federal income tax purposes, we would be treated as becoming a corporation for such purposes, and common unitholders could suffer material adverse tax or economic consequences, including the following:

•	The ratio of taxable income to distributions with respect to common units would increase because items would not be allocated to account for any differences between the fair market value and the basis of our assets at the time of the offering.

•	Common unitholders may recognize income or gain on any change in our status from a partnership to a corporation that occurs while they hold units.

•	We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the U.S. Internal Revenue Code of 1986. As a result, a person who purchases common units from a common unitholder in the market may realize materially more taxable income each year with respect to the units if we are treated as a corporation than if we are treated as a partnership for U.S. federal income tax purposes. This could reduce the value of the common unitholder’s common units.

•	Common unitholders would not be entitled to claim any credit against their U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us if we are treated as a corporation for U.S. federal income tax purposes.

•	If we fail to qualify for an exemption from U.S. tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4%. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to common unitholders.

•	We also may be considered a passive foreign investment company (or PFIC) for U.S. federal income tax purposes.

U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.

Investments in common units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirements plans and non-U.S. persons raise issues unique to them. Assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income allocated to organizations exempt from U.S. federal income tax will be unrelated business taxable income and generally will be subject to U.S. federal income tax. In addition, non-U.S. persons may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.

The sale or exchange of 50% or more of our capital or profits interests in any 12-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination.”

Common unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require common unitholders to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to common unitholders.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, there is a risk that common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. The United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for common unitholders.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from our sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our consolidated ratio of earnings to fixed charges for each of the periods indicated:

				Years Ended December 31,
				2004		2005		Six Months
				January 1 to	May 1 to	January 1 to	May 10 to	Ended
	Years Ended December 31,			April 30,	December 31,	May 9,	December 31,	June 30,
	2001	2002	2003	2004	2004	2005	2005	2006

Ratio of earnings to fixed charges(1)	1.28	(3.87)	(0.44)	1.54	(0.62)	1.74	2.12	0.60
Deficiency of earnings to fixed charges (in millions of U.S. Dollars)(2)	—	117.6	70.4	—	86.0	—	—	16.2

(1)	The information in this table is for our predecessor, Teekay Luxembourg S.a.r.l. and its subsidiaries, which include Teekay Shipping Spain, S.L., for periods subsequent to April 30, 2004 and prior to May 10, 2005, the date of our initial public offering. For periods prior to April 30, 2004, the information presented is for Teekay Shipping Spain, S.L.

(2)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2002 and 2003, the period of May 1 to December 31, 2004 and the six months ended June 30, 2006 by the amounts indicated in the table.

For purposes of calculating the ratio of earnings to fixed charges:

•	“earnings” is the amount resulting from adding the following items:

•	pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries;
•	fixed charges; and
•	amortization of capitalized interest; and

subtracting the following items:

•	capitalized interest; and
•	the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

•	“fixed charges” represents interest expensed, capitalized interest, write-off of capitalized loan costs and amortization of capitalized expenses related to indebtedness.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of September 1, 2006, there were 20,238,072 common units outstanding, held by approximately 20 holders of record. Our common units were first offered on the New York Stock Exchange on May 5, 2005, at an initial price of $22.00 per unit. Our common units are traded on the New York Stock Exchange under the symbol “TGP.”

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange, and quarterly cash distributions declared per common unit. The last reported sale price of common units on the New York Stock Exchange on September 28, 2006 was $29.95 per common unit.

			Cash
	Price Range		Distributions
	High	Low	per Unit(1)

2006
Year Ending December 31, 2006 (through September 28)	$31.98	$28.65	$0.925
2005(2)
Year Ended December 31, 2005	$34.70	$24.30	$1.0607
2006
Quarter Ending September 30 (through September 28)	$31.47	$29.35
Quarter Ended June 30	31.98	29.13	$0.4625
Quarter Ended March 31	31.69	28.65	0.4625
2005
Quarter Ended December 31	$32.25	$27.40	$0.4125
Quarter Ended September 30	34.70	28.12	0.4125
Quarter Ended June 30(2)	28.45	24.30	0.2357	(3)
2006
Month Ending September 30 (through September 28)	$30.40	$29.35
Month Ended August 31	30.40	29.35
Month Ended July 31	31.47	30.28
Month Ended June 30	31.13	30.07
Month Ended May 31	31.00	29.13
Month Ended April 30	31.98	30.45

(1)	Represents cash distributions attributable to the quarter and paid within 45 days after the quarter.

(2)	Period beginning May 5, 2005.

(3)	The distribution reflects the 52-day period from May 10, 2005 to June 30, 2005.

DESCRIPTION OF THE COMMON UNITS

Our common units and our subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units, holders of subordinated units and our general partner in and to partnership distributions, together with a description of the circumstances under which subordinated units convert into common units, please read “Cash Distributions.”

Number of Units

We currently have 20,238,072 common units outstanding, of which 11,503,500 are held by the public and 8,734,572 are held by Teekay Shipping Corporation, which owns our general partner. We also have 14,734,572 subordinated units outstanding, for which there is no established public trading market, all of which are held by Teekay Shipping Corporation. The common units and the subordinated units represent an aggregate 98% limited partner interest and the general partner interest represents a 2% general partner interest in us.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by the general partner, have special voting or other rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. In addition, our general partner and its affiliates have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units do not have similar preemptive rights to acquire additional common units or other partnership securities.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner on an annual or other continuing basis. On those matters that are submitted to a vote of unitholders, each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates (or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner) acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes.

Holders of our subordinated units sometimes vote as a single class together with the holders of our common units and sometimes vote as a class separate from the holders of common units. Holders of subordinated units, like holders of common units, have very limited voting rights. During the subordination period, common units (excluding common units held by our general partner and its affiliates) and subordinated units each vote separately as a class generally on the following matters:

•	a merger of our partnership;

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with certain withdrawals of our general partner;

•	dissolution or reconstitution of our partnership;

•	some amendments to our partnership agreement; and

•	some amendments to the operating agreement of our operating company or action taken by us as a member of the operating company if such amendment or action would materially and adversely affect our limited partners.

Neither the subordinated units nor any common units held by our general partners or any of its affiliates are entitled to vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

•	a 66-2/3% vote of all outstanding units, voting as a single class; and

•	the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

Except as described above regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of unpermitted citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners with respect to other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of: (1) the highest cash price paid by either the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units.”

Exchange Listing

Our common units are listed on the New York Stock Exchange, where they trade under the symbol “TGP.”

Transfer Agent and Registrar

The Bank of New York serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or U.S. federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some U.S. federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Other Matters

Merger, Sale, or Other Disposition of Assets.  A merger or consolidation of us requires the consent of our general partner, in addition to the unitholder vote described above under “— Meetings; Voting.” However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, although our partnership agreement generally requires the unitholder vote described above “— Meetings; Voting” for the sale, exchange or other disposition of all or substantially all of our assets in a single transaction or a series of related transactions, our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of all or substantially all of our assets, or any other transaction or event.

Registration Rights.  Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Summary of Our Partnership Agreement

A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement and the rights and privileges of our unitholders is included in our registration statement on Form 8-A/A as filed with the SEC on September 29, 2006, including any subsequent amendments or reports filed for the purpose of updating such description. Please read “Where You Can Find More Information.”

CASH DISTRIBUTIONS

Distributions of Available Cash

General

Our partnership agreement provides that within approximately 45 days after the end of each quarter we will distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.4125 per unit, or $1.65 per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by the general partner, must be made in good faith. Our general partner’s board of directors declared an increase in our quarterly distribution to $0.4625 per unit, or $1.85 per year, commencing with the first quarter of 2006. There is no guarantee that we will pay the quarterly distribution in this amount or the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	our cash balance (including our proportionate share of cash balances of certain subsidiaries we do not wholly own) on the closing date of our initial public offering, other than cash reserved to terminate interest rate swap agreements; plus

•	$10 million (as described below); plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of our initial public offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

•	working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our cash operating expenditures (including our proportionate share of cash operating expenditures of certain subsidiaries we do not wholly own) after the closing of our initial public offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or expansion capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

•	estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.

As described above, operating surplus does not only reflect actual cash on hand that is available for distribution to our unitholders. For example, it also includes a provision that enables us, if we choose, to distribute as operating surplus up to $10 million of cash we may receive from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus is to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures are classified as expansion capital expenditures.

Examples of maintenance capital expenditures include capital expenditures associated with dry-docking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest

(and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, also are considered maintenance capital expenditures.

Because our maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by our conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that affects our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•	it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it reduces the need for us to borrow under our working capital facility to pay distributions;

•	it is more difficult for us to raise our distribution on our units above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•	it reduces the likelihood that a large maintenance capital expenditure in a period will prevent the general partner’s affiliates from being able to convert some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally is generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period

The subordination period generally will extend until the first day of any quarter, beginning after March 31, 2010, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before March 31, 2010.

Early Conversion of Subordinated Units

Before the end of the subordination period, 50% of the subordinated units, or up to 7,367,286 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	March 31, 2008 with respect to 25% of the subordinated units outstanding immediately after our initial public offering; and

•	March 31, 2009 with respect to a further 25% of the subordinated units outstanding immediately after our initial public offering.

The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee of our general partner’s board of directors may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Incentive Distribution Rights” below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4625 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.5375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.6500 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

	Total Quarterly
	Distribution Target	Marginal Percentage Interest in Distributions
	Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering on May 10, 2005, which is a return of capital. That initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in our initial public offering in an amount equal to the initial public offering price for our initial public offering, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units issuable during the subordination period without a unitholder vote.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and the number of common units issuable during the subordination period without a unitholder vote would double. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for U.S. federal, state, local or non-U.S. income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the existing unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s and unitholders’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities we may offer and sell pursuant to this prospectus will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under an indenture between us and the Trustee thereunder.

Teekay LNG Partners L.P. may issue debt securities in one or more series, and Teekay LNG Finance Corp. may be the co-issuer of one or more series of debt securities. Teekay LNG Finance Corp. was incorporated under the laws of the Republic of the Marshall Islands in August 2006 and is wholly owned by Teekay LNG Partners L.P. Its activities will be limited to co-issuing debt securities and engaging in other related activities. When used in this section “Description of Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Teekay LNG Partners L.P. and Teekay LNG Finance Corp., and the terms “Teekay LNG Partners L.P.” and “Teekay LNG Finance Corp.” refer strictly to Teekay LNG Partners L.P. and Teekay LNG Finance Corp., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. Please read “Where You Can Find More Information” for information on how to obtain copies of the indentures. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls the rights of holders of the debt securities. Capitalized terms used in this summary have the meanings specified in the respective indentures.

Specific Terms of Each Series of Debt Securities to be Described in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions of our general partner’s board of directors relating to any series of debt securities that we may offer will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether Teekay LNG Finance Corp. will be a co-issuer of the debt securities;

•	the Subsidiary Guarantors, if any, of the debt securities;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of the holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. Dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	whether the debt securities are convertible into or exchangeable for other securities, and the conversion or exchange rate and other related terms, conditions and features;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes or additions to events of default or covenants described in this prospectus; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

For purposes of this prospectus, any reference to the payment of principal of, or any premium or interest on, debt securities will include additional amounts if required by the terms of the debt securities.

We may issue debt securities with terms different from those of debt securities that may already have been issued. Without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when that series was created.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. Dollars.

Subsidiary Guarantees

If specified in the prospectus supplement for a series of debt securities, the subsidiaries of Teekay LNG Partners L.P. specified in the prospectus supplement will unconditionally guarantee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee.

The guarantees will be general obligations of the Subsidiary Guarantors. Guarantees of subordinated debt securities of Teekay LNG Partners L.P. will be subordinated to the Senior Indebtedness of the Subsidiary Guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Teekay LNG Partners L.P. Please read “— Provisions Relating Only to the Subordinated Debt Securities” below.

Releases

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “— Defeasance,” each Subsidiary Guarantor will be released with respect to that series. In addition, if no default has occurred and is continuing under the applicable indenture, and to the extent not otherwise prohibited by the indenture, a Subsidiary Guarantor will be unconditionally released and discharged from its guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•	following delivery of a written notice by us to the Trustee, upon the release or discharge of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money or for a guarantee thereof (other than any series of debt securities under the indenture), except a discharge or release as a result of payment under such guarantees.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us or any Subsidiary Guarantor to consolidate or merge with or into another entity. It will also allow us and each Subsidiary Guarantor to sell, lease, transfer or otherwise dispose of all or substantially all of our or its assets to another entity. If this happens, the remaining or acquiring entity must assume all of our or the Subsidiary Guarantor’s responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of our or the Subsidiary Guarantor’s covenants in the indenture.

However, each indenture will impose certain requirements relating to any such consolidation or merger with or into another entity, or any sale, lease, transfer or other disposition of all or substantially all of our assets, including:

•	the remaining or acquiring entity must be organized under the laws of the Republic of the Marshall Islands, the United States (or any state thereof) or other specified jurisdictions; provided that Teekay LNG Finance Corp. may not merge or consolidate with or into another entity other than a corporation satisfying such organizational requirement for so long as Teekay LNG Partners L.P. is not a corporation;

•	the remaining or acquiring entity must assume our or such Subsidiary Guarantor’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined below under “— Events of Default and Remedies”) may exist.

The remaining or acquiring entity will be substituted for us or the Subsidiary Guarantor in the indenture with the same effect as if it had been an original party to the indenture, and we or the Subsidiary Guarantor will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of each series issued under the indenture and affected by the supplement or amendment consent to it. In addition, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each affected holder. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal or change the fixed maturity of any debt security;

•	reduce or waive any premium payable upon redemption of any debt security or alter or waive any other redemption provisions (except as may be permitted in the case of a particular series of debt securities);

•	reduce the rate, or change the time for payment, of interest on any debt security;

•	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in a currency other than that stated in the debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

•	waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities);

•	except as otherwise permitted in the indenture, release any Subsidiary Guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form or terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certified notes;

•	to provide for the assumption of our or a Subsidiary Guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or a disposition of all or substantially all of our or a Subsidiary Guarantor’s assets;

•	in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness;

•	to add or release Subsidiary Guarantors pursuant to the terms of the indenture;

•	to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of such debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee or separate Trustee;

•	to add any additional Events of Default; or

•	to secure the debt securities or any guarantees.

Events of Default and Remedies

Events of Default

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 30 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure on the part of us, or any Subsidiary Guarantor that is a “significant subsidiary” of us under SEC regulations, to comply with the covenant described above under “Consolidation, Merger or Asset Sale”;

•	failure by us or any Subsidiary Guarantor that is a significant subsidiary to perform any other covenant in the indenture that continues for 60 days after written notice is given to us;

•	certain events of bankruptcy, insolvency or reorganization of us or any Subsidiary Guarantor that is a significant subsidiary of us; or

•	with respect to any Subsidiary Guarantor that is a significant subsidiary of us:

•	its guarantee ceases to be in full force and effect, except as otherwise provided in the indenture;

•	its guarantee is declared null and void in a judicial proceeding; or

•	the Subsidiary Guarantor denies or disaffirms its obligations under the indenture or its guarantee; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest or in the making of any sinking fund payment with respect to the debt securities of such series) if it considers such withholding of notice to be in the interests of the holders.

Exercise of Remedies

If an Event of Default for any series of debt securities occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of, and accrued interest on, all the debt securities of that series will be automatically accelerated, without any action by the Trustee or any holder. A declaration of acceleration of maturity and its consequences may be rescinded by the holders of a majority in the aggregate principal amount of the debt securities of the affected series if:

•	the rescission would not conflict with any judgment or decree already rendered; and

•	all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

The Trustee will be under no obligation, except as otherwise provided in the indenture, to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, and interest when due on its debt securities, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series has occurred and is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of an Event of Default

Within 30 days after the occurrence of any Default (meaning an event that is, or after the notice or passage of time or both would be, an Event of Default) or Event of Default, we are required to give an officers’ certificate to the Trustee specifying the Default or Event of Default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate indicating whether any Default or Event of Default has occurred during the previous year.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Default within 90 days after the Default occurs. Except in the case of a Default in the payment of principal, premium, if any, or interest on any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Defeasance

At any time we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, it will not terminate certain specified obligations, including, among others, our obligations relating to the defeasance trust, to maintain a registrar for the debt securities and to register the transfer and exchange of debt securities.

If we exercise our legal defeasance option, any guarantee will terminate with respect to that series of debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under certain provisions and restrictive covenants applicable to a series of debt securities, including any covenant that may be added specifically for such series and is described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth, sixth (with respect only to a Subsidiary Guarantor, if any) or seventh bullet points under “— Events of Default and Remedies — Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

To exercise either defeasance option, we must:

•	irrevocably deposit with the Trustee as trust funds cash in U.S. Dollars, certain U.S. government obligations or a combination thereof, for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or stated maturity, as applicable;

•	comply with certain other conditions, including that no Default has occurred and is continuing after the deposit in trust, and any additional provisions set forth in the prospectus supplement; and

•	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the U.S. Internal Revenue Service or a change in applicable U.S. federal income tax law.

In addition, we may discharge all obligations of the issuers and Subsidiary Guarantors under the indenture with respect to the debt securities of a particular series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we:

(a)	either:

(1)	deliver all outstanding debt securities of that series to the Trustee for cancellation; or

(2)	all debt securities of that series not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and, in any case, we have irrevocably deposited with the Trustee in trust an amount of cash, certain U.S. government obligations or a combination thereof, in an amount sufficient to pay the entire indebtedness of the debt securities of that series, including for principal, premium, if any, an accrued interest to the date of such deposit (in the case of debt securities that have become due and payable) or to the stated maturity or applicable redemption date, as applicable (in the case of debt securities that have not become due and payable);

(b)	have paid or ceased to be paid all other sums payable under the indenture; and

(c)	have delivered an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to such satisfaction and discharge have been satisfied.

No Limit on Amount of Debt Securities

The indenture will not limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. The indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of us, the general partner of Teekay LNG Partners L.P. or any Subsidiary Guarantor will have any liability for the obligations of us or any Subsidiary Guarantors under the indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under U.S. federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The Trustee will initially act as paying agent and registrar under each indenture. We may change the paying agent or registrar without prior notice to the holders of debt securities, and we or any of our subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to us, we will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the Trustee located in New York City, unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will not be required:

•	to issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption or repurchase and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

•	to register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating Only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating Only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of us and any Subsidiary Guarantors. “Senior Indebtedness” will be defined in a supplemental indenture for any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that, until the Senior Indebtedness is paid in full, no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our assets (or, if applicable, any Subsidiary Guarantor or its assets) are involved in any voluntary or involuntary liquidation or bankruptcy;

•	we fail (or, if applicable, any Subsidiary Guarantor fails) to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness within any applicable grace period or if the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•	any other default on any Senior Indebtedness occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

As a result of the subordination provisions described above, in the event of our insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that Teekay LNG Partners L.P. may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be registered in the name of The Depository Trust Company, New York, New York (or DTC) or its nominee. This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will only be made through, records maintained by DTC and its participants.

DTC has made available the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

DTC holds securities that its participants (or Direct Participants) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

We will wire all payments on the global debt securities to DTC or its nominee. We and the Trustee will treat DTC or its nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global debt security.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indentures with a trustee that is qualified to act under the U.S. Trust Indenture Act of 1939 and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. Unless we otherwise specify in the applicable prospectus supplement, the initial trustee for each series of debt securities will be The Bank of New York. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities. If at any time two or more trustees are acting under an indenture, each with respect to only certain series, the term “debt securities” means the series of debt securities for which each respective trustee is acting. If there is more than one trustee under the indenture, the powers and trust obligations of each trustee will apply only to the debt securities for which it is trustee. If two or more trustees are acting under the indenture, then the debt securities for which each trustee is acting would be treated as if issued under separate indentures.

Resignation or Removal of Trustee

If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act of 1939, the Trustee shall either eliminate its conflicting interest or resign to the extent and in the manner provided in, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation due to a conflicting interest or otherwise will require the appointment of a successor Trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities outstanding of any series may remove the Trustee with respect to the debt securities of such series.

Annual Trustee Report to Holders of Debt Securities

The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee’s eligibility to serve as such, the priority of the Trustee’s claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee will be accompanied by a certificate of certain of our officers and an opinion of counsel (which may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Internal Revenue Code) as in effect on the date of this prospectus, existing final, temporary and proposed regulations thereunder (or Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.

The following discussion does not comment on all U.S. federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and hold their units as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other unitholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (mutual funds) and real estate investment trusts (or REITs). Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Perkins Coie LLP and are based on the accuracy of the representations made by us to Perkins Coie LLP for purposes of their opinion.

Except as described below under “— Classification as a Partnership,” no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Any contest of this nature with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Perkins Coie LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Consequences of Unit Ownership — Section 754 Election”); and (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”). Perkins Coie LLP has not rendered an opinion on any state, local or non-U.S. tax matters.

Classification as a Partnership

For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his

U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. As to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. A number of factors could cause the percentage of our income that is qualifying income to vary. For example, we have not received an IRS ruling or an opinion of counsel that any income or gain we recognize from foreign currency transactions or from interest rate swaps is qualifying income. Under some circumstances, such as a significant increase in interest rates, the percentage of such income or gain in relation to our total gross income could be substantial. However, we do not expect income or gains from foreign currency transactions or interest rate swaps to constitute a significant percentage of our current or future gross income for U.S. federal income tax purposes.

Perkins Coie LLP is of the opinion that, based upon the Internal Revenue Code, Treasury Regulations thereunder, published revenue rulings and court decisions, the IRS ruling and representations described below, we will be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Perkins Coie LLP has relied are:

•	We have not elected and will not elect to be treated as a corporation, and each of our direct or indirect wholly-owned subsidiaries has properly elected to be disregarded as an entity separate from us, for U.S. federal income tax purposes; and

•	For each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above applies or (b) of a type that Perkins Coie LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes. Please read “— Possible Classification as a Corporation” below for a discussion of the consequences of our failing to be treated as a partnership for such purposes.

Status as a Partner

The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. Also:

•	assignees of common units who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners in us for U.S. federal income tax purposes.

Because no direct authority addresses the status of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Perkins Coie LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of common units, unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

Under certain circumstances, a beneficial owner of common units whose units have been loaned to another may lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “— Consequences of Unit Ownership — Treatment of Short Sales” below.

In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Unitholders not described here are urged to consult their own tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.

Consequences of Unit Ownership

Flow-through of Taxable Income.  Each unitholder is required to include in computing his taxable income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of that date.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code (or, collectively, Section 751 Assets). To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial U.S. federal income tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from a passive activity only to the extent of the taxpayer’s income from the same passive activity. Passive activities generally are corporate or partnership activities in which the taxpayer does not materially participate. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate only will be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate unitholder of losses we incur. Corporate unitholders are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any U.S. federal, state or local or foreign income or withholding taxes on behalf of any present or former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner would be required to file a claim in order to obtain a credit or refund of tax paid.

Allocation of Income, Gain, Loss, Deduction and Credit.  In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of common units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Perkins Coie LLP is of the opinion that, with the exception of the issues described in “— Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” who sells such units may be considered to have disposed of those units. If so, he would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result:

•	any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them; and

•	any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.

Perkins Coie LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to ensure that any applicable brokerage account agreements prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, deduction or credit for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  The highest statutory rate of U.S. federal income tax for individuals currently is 35%, and the highest statutory rate of U.S. federal income tax imposed on net capital gains of an individual currently is 15% if the asset disposed of was held for more than one year at the time of disposition.

Section 754 Election.  We intend to make an election under Section 754 of the Internal Revenue Code to adjust a common unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (or common basis) and (2) his Section 743(b) adjustment to that basis.

In general, a purchaser’s common basis is depreciated or amortized according to the existing method utilized by us. A positive Section 743(b) adjustment to that basis generally is depreciated or amortized in the same manner as property of the same type that has been newly placed in service by us. A negative Section 743(b) adjustment to that basis generally is recovered over the remaining useful life of the partnership’s recovery property.

A Section 743(b) adjustment is advantageous if the purchaser’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the adjustment, the purchaser would have, among other items, a greater amount of depreciation and amortization deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 743(b) adjustment is disadvantageous if the purchaser’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the purchase. Thus, the fair market value of the units may be affected either favorably or unfavorably by the Section 743(b) adjustment. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer on an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Internal Revenue Code and applicable Treasury Regulations. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our judgment, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who disposes of all of his units must include his share of our income, gain, loss, deduction and credit through the date of disposition in income for his taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Asset Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and the existing limited partners. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using any method permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Consequences of Unit Ownership — Allocation of Income, Gain, Loss, Deduction and Credit” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred by us in selling our units (or syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as syndication expenses. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash, the fair market value of other property received by him and his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash or property received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at a maximum rate of 15% under current law.

A portion of a unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and amortization recapture. A unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the unitholder’s amount realized allocable to unrealized receivables or inventory items and the unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation or amortization recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if a net taxable loss is realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses generally may only be used to offset capital gains. An exception permits individuals to offset up to $3,000 of net capital losses against ordinary income in any given year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a unitholder transferring units may be allocated income, gain, loss, deduction and credit realized after the date of transfer.

The use of this method for allocating income and deductions among unitholders may not be permitted under existing Treasury Regulations. Accordingly, Perkins Coie LLP is unable to opine on its validity. If this method were disallowed or applied only to transfers of less than all of the unitholder’s interest, our taxable income or losses may be reallocated among the unitholders. We are authorized to revise our method of allocation to conform to a method permitted under any future Treasury Regulations or administrative guidance.

A unitholder who owns units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to months within that quarter in which the units were held but will not be entitled to receive that cash distribution.

Transfer Notification Requirements.  A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination.  We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.

Foreign Tax Credit Considerations

Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may elect to claim a credit against his liability for U.S. federal income tax for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us. Income allocated to unitholders likely will constitute foreign source income falling in the general foreign tax credit category for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us.

Tax-Exempt Organizations and Non-U.S. Investors

Investments in units by employee benefit plans, other tax-exempt organizations and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. unitholders) raise issues unique to those investors and, as described below, may result in substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income to them subject to U.S. federal income tax.

A non-U.S. unitholder may be subject to a 4% U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of our transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

A non-U.S. unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, he qualifies for the exemption from tax under Section 872(b)(1) of the Internal Revenue Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Internal Revenue Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “— Possible Classification as a Corporation — The Section 883 Exemption”).

We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States involved in the earning of that transportation income and certain other requirements are satisfied. While we do not expect to have a fixed place of business in the United States, there can be no guarantee that this will not change. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to U.S. effectively connected income. A non-U.S. unitholder would be required to file a U.S. federal income tax return to report his U.S. effectively connected income (including his share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30% rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income.

Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state and local tax consequences of an investment in units and any filing requirements related thereto.

Functional Currency

We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or QBU) for U.S. federal income tax purposes and report the affairs of any QBU in this functional currency to our unitholders. Any transactions conducted by us other than in the U.S. dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. Further, if a QBU is required to maintain a functional currency other than the U.S. dollar, a unitholder may be required to recognize foreign currency translation gain or loss upon a distribution of money or property from a QBU or upon the sale of common units, and items or income, gain, loss or deduction allocated to the unitholder in such functional currency must be translated into the unitholder’s functional currency.

For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency. We believe our primary operations constitute a QBU whose functional currency is the U.S. dollar, but certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. dollar.

Under recently proposed regulations (or the Section 987 Proposed Regulations), the amount of foreign currency translation gain or loss recognized upon a distribution of money or property from a QBU or upon the sale of common units will reflect the appreciation or depreciation in the functional currency value of certain assets and liabilities of the QBU between the time the unitholder purchased his common units and the time we receive distributions from such QBU or the unitholder sells his common units. Foreign currency translation gain or loss will be treated as ordinary income or loss. A unitholder must adjust the U.S. federal income tax basis in his common units to reflect such income or loss prior to determining any other U.S. federal income tax consequences of such distribution or sale. Please read “— Consequences of Unit Ownership — Basis of Common Units.” A unitholder who owns less than a five percent interest in our capital or profits generally may elect not to have these rules apply by attaching a statement to his tax return for the first taxable year the unitholder intends the election to be effective. Further, for purposes of computing his taxable income and U.S. federal income tax basis in his common units, a unitholder will be required to translate into his own functional currency items of income, gain, loss or deduction of such QBU and his share of such QBU’s liabilities. We intend to provide such information based on generally applicable U.S. exchange rates as is necessary for unitholders to comply with the requirements of the Section 987 Proposed Regulations as part of the U.S. federal income tax information we will furnish unitholders each year. Please read “— Administrative Matters — Information Returns and Audit Procedures.” However, a unitholder may be entitled to make an election to apply an alternative exchange rate with respect to the foreign currency translation of certain items. Unitholders who desire to make such an election should consult their own tax advisors.

Based upon our current projections of the capital invested in and profits of the non-U.S. dollar QBUs, we believe that unitholders will be required to recognize only a nominal amount of foreign currency translation gain or loss each year and upon their sale of units. Nonetheless, the rules for determining the amount of translation gain or loss are not entirely clear at present as the Section 987 Proposed Regulations currently are not effective. Please consult your own tax advisor for specific advice regarding the application of the rules for recognizing foreign currency translation gain or loss under your own circumstances.

In addition to a unitholder’s recognition of foreign currency translation gain or loss, the U.S. dollar QBU will engage in certain transactions denominated in the Euro, which will give rise to a certain amount of foreign currency exchange gain or loss each year. This foreign currency exchange gain or loss will be treated as ordinary income or loss.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of such income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Perkins Coie LLP can assure prospective unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

We will be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each unitholder may be subject to separate audit proceedings relating to such items.

For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.

The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Special Reporting Requirements for Owners of Non-U.S. Partnerships.  A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.

In addition to the foregoing, a U.S. person who directly owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10% interest in us, owns a greater than 50% interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.

Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

Accuracy-related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the pertinent facts on a U.S. federal income tax information return for such year. In such event, we also will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

Possible Classification as a Corporation

If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, and taxable capital gain thereafter. Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Please read “— Consequences of Unit Ownership — Section 754 Election.”

Taxation of Operating Income

In the event we were treated as a corporation, our operating income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below).

The 4% Gross Basis Tax

We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the Section 883 Exemption applies (as more fully described below under “— The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

Net Income Tax and Branch Tax Regime

We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source transportation income, such transportation income may be treated as U.S. effectively connected income. Any income that we earn that is treated as U.S. effectively connected income would be subject to

U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income.

Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Internal Revenue Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

The Section 883 Exemption

In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the Internal Revenue Code and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax described above on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the United States (or U.S. Source International Shipping Income).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three tests described below: (1) the more than 50% ownership test (or the Ownership Test); (2) the “Publicly Traded Test”; or (3) the controlled foreign corporation test (or the CFC Test) — and certain substantiation, reporting and other requirements are met.

In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “qualified shareholders” for at least half of the number of days in the non-U.S. corporation’s taxable year, and the non-U.S. corporation must comply with certain substantiation and reporting requirements. For this purpose, qualified shareholders are individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, non-U.S. corporations that meet the Publicly Traded Test of the Final Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or certain foreign governments, non profit organizations and certain beneficiaries of foreign pension funds. Unitholders who are citizens or residents of the United States or are domestic corporations are not qualified shareholders.

In addition, a corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the owner’s name, permanent address and country where the individual is fully liable to tax, if any, a description of the owner’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on our U.S. federal income tax return the name and address of each unitholder holding 5% or more of the value of our units who is relied upon to meet the Ownership Test.

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the U.S. or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders (i.e., a shareholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market.

The CFC Test requires that the non-U.S. corporation be treated as a controlled foreign corporation for U.S. federal income tax purposes and a qualified U.S. person ownership test is met (for the definition of “controlled foreign corporation” please read the discussion below under “— Consequences of Possible Controlled Foreign Corporation Classification”).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided we meet the Ownership Test or we satisfy either the CFC Test or the Publicly Traded Test. We do not believe that we will meet the CFC Test, as we do not expect to be a CFC (please read below under “— Consequences of Possible Controlled Foreign Corporation Classification”), and while not completely clear, we may not meet the Publicly Traded Test due to Teekay Shipping Corporation’s substantial indirect ownership of us. Nonetheless, as of the date of this prospectus, we believe that we should satisfy the Ownership Test based upon the ownership immediately after the offering of more than 50% of the value of us by Teekay Shipping Corporation.

Based on information provided by Teekay Shipping Corporation, Teekay Shipping Corporation is organized in the Republic of The Marshall Islands and meets the Publicly Traded Test under current law and under the Final Section 883 Regulations. As long as Teekay Shipping Corporation owns more than 50% of the value of us and satisfies the Publicly Traded Test, we will satisfy the Ownership Test and will qualify for the Section 883 Exemption, provided that Teekay Shipping Corporation provides properly completed ownership statements to us as required under the Final Section 883 Regulations and we satisfy certain substantiation and documentation requirements. As of the date hereof, Teekay Shipping Corporation would be willing to provide us with such ownership statements as long as it is a qualifying shareholder. There is no assurance that Teekay Shipping Corporation will continue to satisfy the requirements for being a qualified shareholder of us (i.e., it will meet the Publicly Traded Test) or that it alone will own more than 50% of the value of our units. At some time in the future, it may become necessary for us to look to our other non-U.S. unitholders to determine whether more than 50% of our units, by value, are owned by non-U.S. unitholders who are qualifying shareholders and certain non-U.S. unitholders may be asked to provide ownership statements, signed under penalty of perjury, with respect to their investment in our units in order for us to qualify for the Section 883 Exemption. If we cannot obtain these statements from unitholders holding, in the aggregate, more than 50% of the value of our units, under the Final Section 883 Regulations, we may not be eligible to claim the Section 883 Exemption, and, therefore, we would be required to pay a 4% tax on the gross amount of our U.S. Source International Shipping Income, thereby reducing the amount of cash available for distribution to unitholders.

The determination of whether we will satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Shipping Corporation’s ownership of us, whether Teekay Shipping Corporation’s stock is publicly traded, the concentration of ownership of Teekay Shipping Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years if we were treated as a corporation.

Consequences of Possible PFIC Classification

A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).

Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. However, legal uncertainties are involved and, in addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. We are not relying on an opinion of counsel on this issue. There is a meaningful risk that the IRS would consider us to be a PFIC, and no assurance can be given that we would not become a PFIC in the future, in the event we were treated as a corporation for U.S. federal income tax purposes.

If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of Possible Controlled Foreign Corporation Classification

If more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, actually or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote (each, a U.S. Shareholder), we could be treated as a controlled foreign corporation (or CFC) at any such time as we are properly classified as a corporation for U.S. federal income tax purposes. U.S. Shareholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we do not believe we will be a CFC following the Offering, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a U.S. Shareholder in the event we were a CFC in the future.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of any debt securities.

NON-UNITED STATES TAX CONSEQUENCES

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, regarding the material Marshall Islands tax consequences of our activities to holders of our common units who do not reside in, maintain offices in or engage in business in the Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law holders of our common units will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders. In addition, our unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of The Marshall Islands to file a tax return relating to the common units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of him.

Canadian Federal Income Tax Consequences

The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of our common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and who deal at arm’s length with us and Teekay Shipping Corporation (or U.S. Resident Holders).

Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.

In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is and continues to be the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with Teekay Shipping Limited (a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas), by Canadian service providers, as discussed below.

Under the Canada Tax Act, a resident of Canada (which may include a foreign corporation the central management and control of which is in Canada) is subject to Canadian tax on its world-wide income, subject to any relief that may be provided by any relevant tax treaty. A non-resident corporation or individual that carries on a business in Canada directly or through a partnership is, subject to any relevant tax treaty, subject to tax in Canada on income attributable to its business (or that of the partnership’s, as the case may be) carried on in Canada. The Canada Tax Act contains special rules that provide assurance to qualifying international shipping corporations that they will not be considered resident in Canada even if they are, in whole or in part, managed from Canada. Further, the Canada Tax Act and many of the tax treaties to which Canada is a party also contain special exemptions for profits derived from international shipping operations.

We have entered into an agreement with Teekay Shipping Limited for the provision of administrative services, and certain of our operating subsidiaries have entered into agreements with:

•	Teekay Shipping Limited for the provision of advisory, technical, ship management and administrative services; and

•	Teekay LNG Projects Ltd., a Canadian subsidiary of Teekay Shipping Corporation, for the provision of strategic advisory and consulting services.

Certain of the services that Teekay Shipping Limited provides to us and our operating subsidiaries under the services agreements are and will be obtained by Teekay Shipping Limited through subcontracts with a Canadian subsidiary of Teekay Shipping Corporation. The special rules in the Canada Tax Act and various relevant tax treaties relating to qualifying international shipping corporations and income from international shipping operations may provide relief to our operating subsidiaries to the extent that the services provided to them by Canadian entities would otherwise result in such operating subsidiaries being considered to be resident in Canada or to be taxable in Canada on income from such operations by virtue of carrying on business in Canada. However, such rules would not apply to us, as a holding limited partnership, or to our general partner or unitholders. While we do not believe it to be the case, if the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, our unitholders would be considered to be carrying on business in Canada and would be required to file Canadian tax returns and, subject to any relief provided in any relevant treaty (including, in the case of U.S. Resident Holders, the Canada-U.S. treaty), would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada.

We believe that we can conduct our activities and affairs in a manner so that our unitholders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our common units. Consequently, we believe our unitholders should not be subject to tax filing or other tax obligations in Canada under the Canada Tax Act. However, although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause our unitholders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, the unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of the unitholder.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus and applicable prospectus supplements:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.

If underwriters are used to sell securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that connection, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the U.S. Securities Act of 1933.

The applicable prospectus supplement relating to the securities will set forth, among other things:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers;

•	in the case of debt securities, the interest rate, maturity and any redemption provisions;

•	in the case of debt securities that are convertible into or exchangeable for other securities, the conversion or exchange rate and other terms, conditions and features; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement.

Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us or our affiliates in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay LNG Partners L.P. is organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. Teekay LNG Finance Corp. and some of the Subsidiary Guarantors are also incorporated or organized under the laws of the Marshall Islands. Other Subsidiary Guarantors are organized under the laws of Spain and Luxembourg.

Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we, Teekay LNG Finance Corp. and the Subsidiary Guarantors have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, Noble & Schneidecker, our counsel as to Luxembourg law and Uría, Menéndez y CIA., Abogados, S.C., our counsel as to Spanish law, have advised us that there is uncertainty as to whether the courts of the Marshall Islands, Luxembourg and Spain, respectively, would (1) recognize or enforce against us, our general partner, Teekay LNG Finance Corp., the Subsidiary Guarantors or the directors, officers, managers or partners of such entities judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, such other entities or the directors, officers, managers or partners of such entities in original actions brought in the Marshall Islands, Luxembourg or Spain based on these respective laws.

LEGAL

Unless otherwise stated in the applicable prospectus supplement, (a) the validity of the securities and certain other legal matters with respect to the laws of The Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP, (b) the validity of the debt securities under New York law and certain other legal matters will be passed upon for us by Perkins Coie LLP, which may rely on the opinions of Watson, Farley & Williams (New York) LLP for all matters of Marshall Islands law, (c) the validity of the guarantee of Teekay Luxembourg S.a.r.l. under Luxembourg law will be passed upon for us by Noble & Schneidecker and (d) the validity of guarantees of certain other Subsidiary Guarantors under the laws of Spain will be passed upon for us by Uría, Menéndez y CIA., Abogados, S.C. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The financial statements incorporated in this prospectus by reference to Teekay LNG Partners’ Annual Report on Form 20-F for the year ended December 31, 2005 have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting. You may contact Ernst & Young LLP at 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, Canada.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee	$42,800
NASD filing fee	*
Rating agency fees	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing costs	*
Transfer agent fees	*
Trustee fees	*

Total	$

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

Teekay LNG Partners L.P.

4,000,000 Common Units
Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT
March 25, 2009

Citi Morgan Stanley UBS Investment Bank

Deutsche Bank Securities
Raymond James